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                       U.S. SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549

                                     -----------
                                 AMENDMENT NO. 2 TO
                                      FORM 10-SB
                     GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                   OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                     -----------

                                  THE RICEX COMPANY
                    (Name of Small Business Issuer in Its Charter)

                    DELAWARE                               680412200
         (State or Other Jurisdiction of                (I.R.S. Employer
         Incorporation or Organization)               Identification No.)

  1241 HAWK'S FLIGHT COURT, EL DORADO HILLS, CA              95762
    (Address of Principal Executive Offices)               (Zip Code)

                                    (916) 933-3000
                             (Issuer's Telephone Number)

                                     -----------

             Securities to be registered under Section 12(b) of the Act:
                                         None

             Securities to be registered under Section 12(g) of the Act:
                            COMMON STOCK, $.001 PAR VALUE
                                   (Title of Class)

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

                                  TABLE OF CONTENTS


                                                                                                          PAGE
PART I                                                                                                      1
Item 1.  Description of Business                                                                            1
Item 2.  Management's Discussion and Analysis                                                              15
Item 3.  Description of Property                                                                           20
Item 4.  Security Ownership of Certain Beneficial Owners and Management                                    20
Item 5.  Directors, Executive Officers, Promoters and Control Persons                                      21
Item 6.  Executive Compensation                                                                            24
Item 7.  Certain Relationships and Related Transactions                                                    30
Item 8.  Description of Securities                                                                         30
PART II                                                                                                    34
Item 1.  Market Price of and Dividends on the Company's Common Equity and Other Shareholder Matters        34
Item 2.  Legal Proceedings                                                                                 35
Item 3.  Changes in and Disagreements with Accountants                                                     35
Item 4.  Recent Sales of Unregistered Securities                                                           36
Item 5.  Indemnification of Directors and Officers                                                         38
Part F/S

Index to Financial Statements                                                                             F-1

PART III.                                                                                                 (i)
Item 1.    Index to Exhibits                                                                              (i)
SIGNATURES                                                                                                S-1


                                        PART I

ITEM 1. DESCRIPTION OF BUSINESS



OVERVIEW



     The RiceX Company, a Delaware corporation (the "Company" or "RiceX Company") is, and since its formation, has been engaged in extensive research and development efforts that resulted in the development of a process (the "RiceX Process") that stabilizes rice bran, the outer portion of the rice kernel. Rice bran contains over 60% of the nutritional value of rice, but without stabilization the rice bran is lost shortly after processing to lipase-induced rancidity. Consequently, a rich nutrient resource must either be thrown away or disposed of as low value animal feed. The RiceX Process stabilizes the rice bran and gives it a shelf life of at least one year. While other competing processes have been able to stabilize rice bran for a limited time, the RiceX Process preserves more of the higher value compounds and oil found in rice bran for a significantly longer time. The RiceX Process has enabled the Company to develop a variety of nutritional food products, including its primary product RiceX-TM- Stabilized Rice Bran ("RiceX"). The Company's customers include consumer nutrition and healthcare companies, domestic and international food companies, and animal feed producers. The Company has formed alliances, or has entered into negotiations to form a number of strategic alliances, for the development and/or distribution of its products, including agreements with Monsanto Company, The Kellogg Company, DuCoa, L.P., the Nutrilite Division of Amway Corporation and SunJoy Enterprises.

     The Company, through its subsidiary, Food Extrusion Montana, Inc. ("FoodEx MT") is engaged in custom manufacturing of grain based products for food ingredient companies at its production facility in Dillon, Montana. FoodEx MT has specialized processing equipment and techniques for the treatment of grain products to cook, convert, isolate, dry and package finished food ingredients used in the formulation of health food and consumer food finished products. The carbohydrate and lipid rich fraction component (Ricelin) of the Company's rice bran products (see "RiceX Products") is produced at the FoodEx MT facility. The Company believes that FoodEx MT's manufacturing capabilities are unique among grain processors.

     The Company generated approximately $3.3 million and $908,000 in revenue for the years ended December 31, 1997 and 1996, respectively. See "Part F/S-Financial Statements."

     The Company occupies approximately 36,300 square feet of executive offices, production facilities, and research facilities in El Dorado Hills, California and Dillon, Montana. The Company is currently planning expansion through the acquisition of additional facilities in the rice-growing regions of the United States, although there can be no assurance that such expansion will occur. See "Description of Property."

     RiceX-TM- and RiceX Ricelin-TM- are registered tradenames and Satin Finish-Registered Trademark- is a registered trademark of the Company.

RICEX PRODUCTS

     The Company produces stabilized, nutrient-rich rice bran that may be used in a wide variety of new product possibilities. The Company is pursuing the development of proprietary rice bran products from stabilized rice bran technology. The Company's initial products include:


 RiceX Stabilized Rice Bran:     Stable whole rice bran and germ. This is the
                                 basic stabilized rice bran product that is
                                 both a food supplement and an ingredient for
                                 cereals, baked goods, animal feed, health
                                 bars, etc., and also the basis for producing
                                 Ricelin, oils and Fiber Complex.
 RiceX Ricelin:                  Carbohydrate and lipid rich fraction component
                                 of RiceX. Ricelin also embodies a concentrated
                                 form of the vitamins and nutrients found in
                                 stabilized bran.
 RiceX Fiber Complex:            Nutrient rich insoluble fiber source that
                                 contains rice bran oil and associated
                                 nutrients. This product, designed for use by the baking and health food markets, is the remaining ingredient when stabilized bran is processed to form Ricelin.


     In addition, Max "E" Oil, RiceX Defatted Fiber and HVF are all produced by further refining RiceX Stabilized Rice Bran into oil and its by-products. In April 1998, the Company entered into a non-binding letter of intent with the Nutrilite Division of Amway Corporation ("Nutrilite") whereby Nutrilite would enter into a requirements contract with the Company to purchase stabilized rice bran oil and its by-products and receive from the Company exclusive sales rights for the multi-level sales channel for a two-year period. The Company currently has no facilities for the mass production of stabilized rice bran oils but plans to arrange for toll manufacturing or to acquire or build these facilities upon the successful completion of the development project. However, there can be no assurance that such arrangement or facilities will be available. See "Factors Affecting Operating Results."


 Max "E" Oil:                     Nutrient-rich oil made from RiceX Stabilized
                                  Rice Bran. This oil has a very high flash
                                  point, which provides a very long fry life,
                                  and it is not readily absorbed into food. In
                                  addition, the oil maintains many of the
                                  nutritional benefits of the whole rice bran
                                  products.
 RiceX Defatted Fiber:            Low fat insoluble fiber that does not contain
                                  rice bran oil. This is a product designed for
                                  use by the baking industry for its
                                  nutritional benefits.
 Higher Value Fractions("HVF"):   Nutraceutical-like compounds naturally
                                  occurring in Rice Bran and Rice Bran Products that provide specific health benefits.
                                  Tocopherols, tocotrienols, and gamma oryzanol are some of the antioxidant-rich fractions that are found in rice bran and are enhanced with stabilization, with the gamma oryzanol being unique to rice.


INDUSTRY BACKGROUND

THE IMPORTANCE OF RICE


     Rice is the staple food for approximately 70% of the world's population and is the staple food source for several of the world's largest countries. World rice production is expected to be more than 550 million tons in 1997 (according to the USA Rice Federation), constituting more than one quarter of all cereal grains produced worldwide. The United States accounts for less than 2% of the world's production. Ninety percent (90%) of world rice tonnage is produced in 13 countries with aggregate populations of 3.2 billion people. (USA Rice Federation, Rice Notes) Approximately 75% of all rice production occurs in five regions: China, India, South East Asia, Africa and South America, that have a combined population of 2.3 billion (nearly 50% of the world's population) and an average per capita gross domestic product of $2,000 (less than one tenth of the U.S. average).

     Malnutrition is a common problem in this group of nations, particularly for people located in rural villages where subsistence rice farming is a primary livelihood. Transportation and storage are poor, consequently locally grown rice is consumed locally and the amount of food available varies widely over time with changes in seasons and weather. Children are especially susceptible to variations in local agricultural output due to their heightened nutritional needs and dependency on others for food. Per capita rice consumption in many of the poorer rice belt countries exceeds one pound per day.

     Despite the importance of rice as a worldwide food source and the problems associated with nutritional deficiencies in rice-dependent nations, more than 60% of the nutrients found in rice is lost during processing. These nutrients are contained in the outer brown layer of the rice kernel known as "rice bran," which, because of poor stability, is lost to lipase-induced rancidity or microbiological spoilage shortly after milling.

RICE PROCESSING AND RICE BRAN STABILIZATION

     When harvested from the field, rice is in the form of paddy, or "rough" rice where the kernel is fully enveloped by the rice hull. The hull is dried, then removed in the first stage of milling, yielding brown rice. In the second stage of milling, the outer brown layer, or rice bran, is removed to produce white rice. Rice bran is composed of the rice germ and several sub-layers, which account for approximately 8% by weight of paddy rice and contain over 60% of the nutrients found in each kernel of rice. (Juliano, B.O., 1985, Rice: Chemistry and Technology, American Association of Cereal Chemists, St. Paul. MN, p.37-50.)

     Under normal milling conditions, when brown rice is milled to white rice, the oil in the bran and a potent lipase enzyme found on the surface of the bran come into contact with one another. The lipase enzyme causes very rapid hydrolysis of the oil, converting it into glycerol, monoglycerides, diglycerides and free fatty acid ("FFA"). As the FFA content increases, the rice bran becomes unsuitable for human or animal consumption. At normal room temperature, the FFA level increases to 7-8% within 24 hours and thereafter increases at the rate of approximately 4-5% per day. Rice bran is unfit for human consumption at 5-7% FFA, which typically occurs within 12 hours of milling. Once the FFA concentration exceeds 12%, it becomes unsuitable even for cattle feed, the lowest economic use available to most crop by-products.

     If the lipase enzyme can be deactivated, rice bran can be stabilized, thus preserving a potentially important nutrient source that is largely wasted today. Heat will deactivate the lipase enzyme, reduce the microbiological load and reduce moisture levels, serving as the basis for most attempts at stabilization of rice bran. Parboiled, or "converted" rice, is subjected to soaking and steaming prior to being dried and milled. This process softens the rice kernel and reduces the problem of lipase-induced hydrolysis. The bran produced from parboiled rice, however, is only semi-stabilized, typically spoiling in 20 days or less. The parboiling process also destroys much of the nutritional value of the bran by chemically changing the beneficial nutrients residing in the bran. There have been a number of attempts to develop alternative rice bran stabilization processes that deactivate the lipase enzyme using chemicals, microwave heating, and variants on extrusion technology. The Company believes each of these efforts result in an inferior product that either does not remain stable for a commercially reasonable time period and/or the nutrients in the bran are lost, significantly reducing the nutritional value in the bran.

THE RICEX SOLUTION

     The RiceX Process uses proprietary innovations in food extrusion technology to create a combination of temperature, pressure and other conditions necessary to deactivate the lipase enzyme without significantly damaging the structure or activity of other, higher value compounds, oil and proteins found in the bran. The RiceX Process does not use chemicals to stabilize raw rice bran, and produces an "all natural" product.

     The Company's processing equipment is designed to be installed on the premises of any two-stage rice mill and is located downstream from the rice polishers. After hulling, the rice is transported pneumatically to the rice polishing room where the brown rice kernels are tumbled and the rice bran is polished from the surface of each kernel. The bran is separated from the denser polished rice grains and is transported pneumatically to a loop conveyor system designed by the Company. The loop conveyor system immediately carries the fresh, unstabilized rice bran to the RiceX Company stabilizer. Stabilization is achieved by feeding the fresh rice bran into a specially designed auger food extruder that forces the material under pressure and heat through an orifice. The auger is designed to create the proper temperature and pressure necessary to selectively deactivate the lipase enzyme and reduce the microbiological load. The system is controlled by electronics that maintain process conditions within the prescribed pressure/temperature regime. In case of power failure or interruption of the flow of fresh bran into the system, the electronic control system is designed to purge the RiceX Company equipment of material in process and safely shut down.

     Bran leaving the Company's stabilization system (the "RiceX bran") is deposited on a food-grade conveyor that tempers the product and reduces moisture content. The product is then discharged onto the cooling unit. A high volume, low-pressure airflow further dehumidifies and cools the RiceX bran as it moves forward. The cooled RiceX bran is then loaded into one-ton shipping containers for transportation to other processing facilities or is transported by pneumatic conveyor to a bagging unit for packaging in 40 and 50-pound sacks. RiceX bran has a shelf life of at least one year and is rich in tocopherpols, tocotrienols, oryzanols, and other nutritional and natural compounds that exhibit positive health properties ("nutraceuticals").

     The RiceX Process system is modular. Each stabilization module can process approximately 2,500 pounds of RiceX bran per hour and has a capacity of over 8,250 tons per year. This is sufficient to process all of the bran generated by a 78,000 ton-per-year rice mill. Stabilization production capacity can be doubled or tripled by installing additional RiceX Company units sharing a common conveyer and stage system, which can handle the output of the world's largest rice mills. The Company has developed a smaller production unit, which has a maximum production capacity of 950 tons per year for installation in countries or locations where rice mills are substantially smaller than those in the United States.

     The processing conditions created by the RiceX Process are unique, however the ancillary equipment used to achieve these processing conditions is in wide use throughout the food industry. It is in the stabilizer unit that the unique RiceX Company technology resides; all of the other processing, material handling, control, and storage components are off-the-shelf equipment items.

BENEFITS OF RICEX STABILIZED RICE BRAN

     Rice bran is a rich source of protein, oil, dietary fiber and other nutrients. The proximate composition and caloric content of RiceX Stabilized Rice Bran is as follows:

                        RICEX STABILIZED RICE BRAN COMPOSITION


         Fat                             18%-23%
         Protein                         12%-16%
         Total Dietary Fiber             23%-35%
         Soluble Fiber                   2%-6%
         Moisture                        4%-8%
         Ash                             7%-10%
         Calories                        3.2 kcal/gram



     Rice bran is unique in the plant kingdom. Its protein is hypoallergenic and contains all of the essential amino acids, the necessary building blocks of protein in the body. Rice bran contains approximately 20% oil and closely resembles peanut oil in fatty acid composition and heat stability. Rice bran oil contains essential fatty acids and a broad range of nutraceutical compounds that have been demonstrated to have therapeutic properties. (Cheruvanky and Raghuram, 1991 Journal of the American College of Nutrition, Vol. 10, No. 4, pp 593-691.)

     Nutraceuticals are food constituents that have human therapeutic effects. Some of these compounds, include a newly discovered complex of Vitamin E called "tocotrienols," and gamma oryzanol, which is only found in rice. These compounds are potent antioxidants that have been shown to aid in reducing damage from free-radicals in the body. RiceX bran also contains very high levels of B-complex vitamins, betacarotene (a vitamin A precursor), other carotenoids and phytosterols, as well as both soluble and insoluble fiber. (Saunders, 1990, Rice BranOil, presented at Calorie Control Council Meeting, February 14, 1990, Washington, D.C.)

BUSINESS STRATEGY

     The Company's goal is to become the world's leading producer and distributor of stabilized rice bran and rice bran products. The Company will produce stabilized rice bran and related products in manufacturing facilities owned by it or through joint venture arrangements. See "Supply and Manufacturing". The Company does not intend to sell its technology or processing methods, but will protect its process and products through both trade secret protection and through patent and trademark protection. See "Patents and Trademarks".

     The Company intends to continue research and development efforts, including clinical trials, to establish the efficacy of its stabilized rice bran-based products in providing nutritional support to individuals with chronic diseases and in promoting human health and nutrition. The Company believes that clinical support for stabilized rice bran products will further enhance the value of its products as nutraceuticals and functional food ingredients. Finally, the Company intends to aggressively market its products in four distinct product areas: nutraceuticals, functional food ingredients, rice bran oils and performance feed supplements. In further pursuit of this goal, the Company has focused and will continue to focus its marketing and development efforts in two distinctly different areas: "developed" nations, including the U.S., Europe, South Africa, Argentina, Japan, Korea and Taiwan; and "developing" nations, including India, China, Indonesia, and most of the other countries in Asia, Africa and South America.

DEVELOPED NATIONS

     In developed nations, the Company's focus is on producing and selling RiceX Company products to large consumer product marketers as health enhancing ingredients for existing or newly developed products, and as stand-alone products to consumers. The Company has established a relationship with a German company to introduce RiceX Company products into the European Community. The Company is also in negotiations with the Mercosur market, Argentina and the Province of Entre Rios for the commercialization of stabilized rice bran and various product forms. Although there can be no assurance that the Company's products will successfully be introduced in Argentina and in the European Community, the Company believes that interest of this type validates the potential opportunity and the relationship reflects the strategy for the Company's foreign ventures. The Company intends to seek other opportunities in the developed world by converting stabilized rice bran grown in those countries into finished goods and higher value fractions with demonstrated health or nutritional benefits.

DEVELOPING NATIONS

     In developing nations, the Company intends to partner with local companies on a joint venture basis to stabilize locally-grown rice bran for local consumption and for future export. To accomplish this, the Company plans to introduce its stabilization process systems in large rice mills located in China, India and Southeast Asia. In many developing nations, the average person has a 300-500 calorie daily diet deficit. (The Food and Agriculture Organization of the United Nations (FAO), Agrostat PC, on diskette (FAO, Rome, 1993); and the World Resources Institute in collaboration with the United Nations Environment Programme and the United Nations Development Programme, World Resources 1994-95 (Oxford University Press; New York, 1994), p.108). If the Company is able to expand into these areas, the installation of 100 RiceX processing systems could provide 500 nutritionally dense calories per day to over 30 million people each year. The diet supplement provided by the locally-grown and stabilized rice bran would help those people approach U.S. levels of nutrition.

     The Company also intends to access international markets by selling RiceX and Ricelin into foreign countries. In June 1997, SunJoy Enterprises Corporation, a China-based conglomerate ("SunJoy") entered into an international distributor agreement, pursuant to which the Company has already begun shipments of RiceX and Ricelin into mainland China. The Company intends to develop this relationship into a joint venture with SunJoy to allow the Company to stabilize and process rice bran in the local areas of the country. However, there can be no assurance that such an arrangement will be consummated. See "Factors Affecting Operating Results."

     The United Nations Industrial Development Organization ("UNIDO") has offered to sponsor the demonstration of the RiceX Process in Brazil and Thailand to promote the utilization of the large amounts of rice bran that is discarded throughout the developing world. The Company has had preliminary discussions regarding the demonstration of its system and the end products from this technology with a number of companies and governments including China, Argentina, Brazil, Malaysia and certain African countries. There can be no assurance that these discussions will lead to implementation of the RiceX Process with these companies or governments.

SALES AND MARKETING

     The Company has targeted four distinct product areas in which RiceX and related products may be used as the primary ingredient. Its key marketing strategy is to form strategic alliances with industry leaders in each of its target markets. This strategy will allow the Company to leverage the research, marketing and distribution strengths of its partners in order to more economically and efficiently introduce and market products. The Company has formed alliances, or has entered into negotiations to form alliances, in each of its target markets as follows:

     -    The Nutrilite Division of Amway Corporation - Nutraceuticals

     -    The Kellogg Company - Functional Food Ingredients

     - The Nutrilite Division of Amway Corporation and Monsanto Company - Rice Bran Oils

     -    DuCoa, L.P. - Performance Feed Supplements

     These relationships, and the Company's overall marketing plans in each of the four target markets are discussed below.

NUTRACEUTICALS

     Nutraceuticals are food-derived substances with pharmaceutical-like properties, including vitamins and dietary supplements. RiceX bran can be used as a nutraceutical to provide certain specific nutrients or food components (including antioxidants, oryzanols, Vitamin B, and bran fiber) or to address specific health applications such as cardiovascular health, diabetes control, fighting free-radicals and general nutritional supplementation. The Company has sold RiceX bran as an ingredient to consumer nutrition and healthcare companies, national nutritional retailers, and multi-level personal products marketers. The Company is continuing to develop HVFs, the nutraceutical-like compounds found in rice bran that provide specific health benefits, and upon completion of the development project, Nutrilite plans to commercialize products for distribution in the United States and other countries through its multi-level sales channel pursuant to a non-binding letter of intent. The Company has also been informed that at least one national nutrition retailer and other personal product marketing companies are working on development of special products utilizing RiceX bran and its related products. There can be no assurance that such marketing efforts will be successful or that any of the proposed products will be developed in a commercially reasonable time or at all.

FUNCTIONAL FOOD INGREDIENTS

     RiceX bran is a low cost, all natural food product that contains a unique combination of oil, protein, carbohydrates, vitamins, minerals, fibers, and antioxidants that can be used to enhance the nutritional value of popular consumer products. Several foods that are ideally suited to the addition of RiceX bran to their ingredients include cereals, snack foods and breads. The Company is marketing RiceX bran to consumer food companies for use in already established products and for development of new products.

     The Company has begun shipment of a variety of its stabilized rice bran and rice bran products into mainland China pursuant to an international distributor agreement with SunJoy. The Company intends to develop this relationship into a joint venture with SunJoy to allow the Company to stabilize and process rice bran in the local areas of the country.

The Kellogg Company has agreed to collaborate in a clinical research project that could lead to commercialization of several new and reformulated consumer food products that will contain RiceX bran as one of their major ingredients. There can be no assurance that any or all of these projects will be successful.

RICE BRAN OILS

     Nutrient-rich oil made from RiceX Stabilized Rice Bran has a very high flash point, which provides a long fry life and is not readily absorbed into food. The oil also maintains many of the nutritional benefits of whole rice bran products, making it ideally suited for healthy salad and cooking oils. The Nutrilite Division of Amway Corporation has plans to commercialize edible rice bran oils in the United States and other countries through its multi-level sales distribution channel. The Company and Monsanto Company have agreed to work towards the formation of two joint venture companies. The first joint venture would be in India, the purpose of which would be the commercialization of the Company's rice bran stabilization technology for the purpose of increasing the yield and quality of rice bran oil in India. The second joint venture would be for the worldwide, non-multi-level sales distribution channel commercialization of edible rice bran oils. However, there can be no assurance that the Nutrilite and Monsanto collaborations will be successful.

PERFORMANCE FEED SUPPLEMENTS

     The Company also markets RiceX bran as a food supplement for animals. RiceX bran may be used as an equine feed supplement and has proven to provide greater muscle mass, improved stamina, and hair-coat luster when added to a normal diet. Anecdotal reports suggest that RiceX fiber increases milk production in dairy cows by 15-20% and that RiceX bran promotes more rapid weight gain in poultry and meat livestock. A national animal supplement distributor is now selling feed products that incorporate RiceX bran. In February 1998 the Company formed a strategic alliance with DuCoa, L.P. ("DuCoa") to introduce RiceX bran products to the petfood and swine feed industry markets which are estimated to be $11.8 billion annually. Under the agreement, DuCoa has dedicated technical and sales resources to the formulation of the Company's products as ingredients for petfood and swine feed.

MARKETING METHODS

     In November 1997, the Company hired a Vice President of Sales and Marketing to head up its sales and marketing programs. The sales staff consists of two direct in-house sales representatives. Shipping and distribution of products are managed and directed by RiceX Company corporate staff, and by the direction of several of its processing locations and subcontract shippers.

     Pursuant to the Stabilized Rice Bran Processing Sales and Marketing Agreement between Farmer's Rice Cooperative, a cooperative association organized under the California Food and Agriculture Code ("Farmer's") and the Company dated June 28, 1994, Farmer's has a non-exclusive license to the Company's rice bran processing equipment for production of stabilized rice bran solely for sale to the Company and Farmer's customers. Pursuant to the terms of the agreement, Farmer's has agreed to pay the Company a royalty payment for each short ton of stabilized rice bran produced by Farmer's for sale to its customers. The royalty payment may be adjusted from time to time to account for changes in the market.

CUSTOMERS

     Currently, the Company's major customers are (1) Wolcott Farms,
(2) Integris, (3) Anderson Livestock and (4) SunJoy. The Company depends on these customers for approximately 70% of all sales revenue. Loss of any of these companies as a customer could have a material adverse effect on the Company's business, financial condition and results of operations.

SUPPLY AND MANUFACTURING

     The Company purchases unstabilized rice bran from two major suppliers, Farmer's Rice Cooperative and California Pacific Rice Growers. Pursuant to agreements with these companies, the Company's stabilization machinery is physically attached to the suppliers' rice processing plants and the rice bran by-product is directly transferred to the Company's machinery for stabilization without the need for shipping. The relationship with the suppliers is symbiotic as the rice manufacturer cannot easily dispose of the rice bran by-product while the Company has a ready access to unstabilized bran. These suppliers are currently the only suppliers of unstabilized rice bran to the Company. The Company intends to enter into additional relationships with rice processors, both in the U.S. and abroad, as part of its overall business strategy. The Company's production capacity currently stands at 2,700 tons per month. The Company believes that it will be readily able to obtain additional suppliers due to the benefits suppliers can receive from an agreement with the Company. There can be no assurance that the Company will obtain additional suppliers.

     The Company ships stabilized rice bran from its facilities in California to its plant in Dillon, Montana for further processing into RiceX Ricelin and RiceX Fiber Complex. Current monthly production capacity is approximately 103 tons of RiceX Ricelin and 131 tons of RiceX Fiber Complex. Additional equipment could slightly more than double production capacity. The Company intends to acquire or construct an additional processing facility as the demand for Ricelin and Fiber Complex justifies expansion.

     Every food product manufactured by the Company is produced under published FDA regulations for "Good Manufacturing Practices." Quality control is overseen by the Vice President of Operations and conducted by a microbiologist and a Ph.D. chemist. Product samples for each product code are analyzed for microbiological adherence to a predetermined set of product specifications and each lot is positively released.

     The Company purchases machinery, parts and equipment for its stabilization system from (1) Kamflex Corporation, a company whose President and Chief Executive Officer is a shareholder and former director and officer of the Company, (2) MAC Equipment, and (3) Cal Mill Equipment. The Company believes that while its current relationships with suppliers are good, there can be no assurance that such relationships will continue. The Company believes replacement suppliers are readily available if needed, because the Company does not use custom machinery, parts or equipment. See "Certain Relationships and Related Transactions."

PATENTS AND TRADEMARKS

     The RiceX Process is an adaptation and refinement of standard food processing technology applied to the stabilization of rice bran. The Company has chosen to treat the RiceX Process as trade secrets and not to pursue process or process equipment patents on the original processes, however, process improvements will be reviewed for future patent protection. The Company believes that the unique products, and their biological effects, resulting from RiceX Company stabilized rice bran are patentable. The Company has filed three provisional U.S. patent applications relating to RiceX Ricelin, Fiber Complex, and HVF products and intends to seek patent protection in selected foreign jurisdictions. The patent applications include "A Method for Treating Diabetes Mellitus," "A Method for Treating Hypercholesterolimea, Hyperlipidemia, and Atheroscelerosis," and "A Method for Enhancing the Tocol Content of Rice Bran Oil." The Company may apply for additional patents in the future as new products are developed.

     The Company owns the RiceX-TM- and RiceX Ricelin-TM- tradenames and the Satin Finish-Registered Trademark- trademark.

     Pursuant to the terms of an agreement between the Company and Wolcott Farms, Inc., a California corporation ("Wolcott Farms"), dated March 1, 1997, the Company granted Wolcott Farms an exclusive, worldwide license to use the trademark Satin Finish, agreed to transfer title to the trademark upon full payment of the purchase price by Wolcott Farms, and granted Wolcott Farms the right to sublicense the trademark to Natural Glo Investors, L.P. Wolcott Farms has agreed to pay the Company minimum monthly royalty payments which are applied towards the purchase price.

     The Company endeavors to protect its intellectual property rights through patents, trademarks, trade secrets and other measures, however, there can be no assurance that the Company will be able to protect its technology adequately or that competitors will not develop similar technology. There can be no assurance that any patent applications the Company may file will be issued or that foreign intellectual property laws will protect the Company's intellectual property rights. Other companies and inventors may receive patents that contain claims applicable to the Company's system and processes. The use of the Company's systems covered by such patents could require licenses that may not be available on acceptable terms, if at all. In addition, there can be no assurance that patent applications will result in issued patents.

     Although there currently are no pending claims or lawsuits against the Company regarding possible infringement claims, there can be no assurance that infringement claims by third parties, or claims for indemnification resulting from infringement claims, will not be asserted in the future or that such assertions, if proven to be true, will not materially adversely affect the Company's business, financial condition and results of operations. In the future, litigation may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company or to defend the Company against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any such litigation could result in substantial cost and diversion of resources by the Company, which could have a material adverse effect on the Company's financial condition and results of operations. Adverse determinations in such litigation could result in the Company's loss of proprietary rights, subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties or prevent the Company from manufacturing or selling its systems, any of which could have a material adverse effect on the Company's financial condition and results of operations. In addition, there can be no assurance that a license under a third party's intellectual property rights will be available on reasonable terms, if at all. See "Factors Affecting Operating Results-Patents, Licenses and Intellectual Property Claims."

COMPETITION

     Although the Company believes that it is the only company to stabilize rice bran so that the bran has a shelf life of over one year, the Company competes with other companies attempting to stabilize rice bran as well as companies producing other food ingredients and nutritional supplements. The Company's major competitors include Producer's Rice Mill and Uncle Ben's Rice, Inc. Many of the Company's competitors have greater capital resources and experience in the food industry than the Company. There can be no assurance that the Company will be able to compete successfully in the rice bran industry. The Company's major nutritional supplement competitors include producers of wheat bran and oat bran, particularly in the functional food ingredients market segment. See "Factors Affecting Operating Results-Competition."

RESEARCH AND DEVELOPMENT



     Rice bran contains a wide variety of antioxidants, vitamins, and other nutrients associated with good health and resistance to disease. The Company has conducted a preliminary clinical evaluation that indicates RiceX products have efficacy in the nutritional management of certain conditions and diseases, such as diabetes mellitus and coronary vascular disease. Data from this study has been analyzed and the data support the initiation of clinical trials. The Company intends to vigorously conduct these trials and, if successful, will develop foods containing the active nutraceutical components of RiceX bran to manufacture products targeted at specific conditions or suitable for the maintenance of general health and well-being. There can be no assurance that the results of additional clinical trials will prove successful or that the Company will be able to develop additional new products. See "Government Regulations."

     As of June 30, 1998, the Company had three full-time employees engaged in research and development, including a Vice President of Science and Technology, a Director of Research and Development, and a Director of Science and Technology, and three part-time employees. The Company also uses the services of independent labs and testing facilities. Expenditures for research and development for the three months ended June 30, 1998, and the years ended December 31, 1997, 1996, and 1995 totaled $565,434, $790,095, $632,975, and
$425,207, respectively. The Company expects to continue research and development expenditures to establish the scientific basis for health claims of existing products and to develop new products and applications.

EMPLOYEES

     As of the date hereof, the Company has a total of 33 employees, 30 of whom are full time employees. The Company believes that its relations with its employees are good.

GOVERNMENT REGULATION

     The manufacturing, packaging, labeling, advertising, distribution and sale of the Company's products are subject to regulation by one or more federal agencies. The U.S. Food and Drug Administration (the "FDA") has acknowledged in a letter dated March 18, 1965, that rice polishings (rice bran) is food and may be sold as such as long as the product is manufactured, packaged and labeled correctly. With this letter, RiceX Stabilized Rice Bran can be deemed GRAS (Generally Recognized As Safe). Although no official regulatory position has been identified for the derived products (stabilized rice bran), the process for self affirmation of GRAS status is well defined.

     The FDA regulates the Company's products under the United States Food, Drug and Cosmetic Act (the "FDCA") and regulations promulgated by the FDA to implement this statute. In 1976, the FDA's ability to regulate the composition of dietary supplements was restricted in several material respects by the Proxmire Amendment to the FDCA. Under this

Amendment, the FDA is precluded from establishing maximum limits on the potency of vitamins, minerals and other dietary supplements, from limiting the combination or number of any vitamins, minerals or other food ingredients in dietary supplements, and from classifying a vitamin, mineral, or combination of vitamins and minerals as a drug solely because of potency. The Proxmire Amendment did not affect the FDA's authority to determine that a vitamin, mineral or other dietary supplement is a new drug on the basis of drug claims made in the product's labeling. Such a determination would require deletion of the drug claims, or the Company's submission and the FDA's approval of a new drug application, which entails costly and time-consuming clinical studies.

     In 1990, the FDA's authority over dietary supplement labeling was expanded in several respects by the Nutrition Labeling and Education Act ("NLEA"). This statute amended the FDCA by establishing a requirement for the nutrition labeling of most foods, including dietary supplements. In addition, the NLEA prohibits the use of any health benefit claim ("health claim") in dietary supplement labeling unless the claim is supported by significant scientific agreement and is pre-approved by the FDA. Interested companies may petition the FDA for the approval of health claims. To date, the FDA has approved health claims for dietary supplements only in connection with the use of calcium for prevention of osteoporosis, use of folic acid for prevention of neural tube defects, and the use of oat bran for the reduction of serum cholesterol. The NLEA also allows nutrient content claims characterizing the level of a particular nutrient in a dietary supplement (e.g., "high in," "low in," "source of") if they are in compliance with definitions issued by the FDA. The NLEA precludes any state from mandating nutritional labeling, nutrient content claim or health claim requirements that differ from those established under the NLEA.

     In October 1994, the FDCA was amended by enactment of the Dietary Supplement Health Education Act of 1994 ("DSHEA"), which introduced a new statutory framework governing the composition and labeling of dietary supplements. With respect to composition, the DSHEA creates a new class of "dietary supplements," dietary ingredients consisting of vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet, as well as concentrates, metabolites, extracts or combinations of dietary ingredients. Under the DSHEA, dietary ingredients on the market before October 15, 1994 may be sold without obtaining the FDA pre-approval and without notifying the FDA. New dietary ingredients (not on the market before October 15, 1994) require proof of use as an article of food without being chemically altered, or evidence of a history of use or other evidence establishing that it is reasonably expected to be safe. The FDA must be supplied with such evidence at least 75 days before the initial use of a new dietary ingredient. There can be no assurance that the FDA will accept the evidence of safety for any new dietary ingredients the Company may decide to use, and the FDA's refusal to accept such evidence could result in judicial proceedings by the FDA to prevent the sale of products containing the new dietary ingredient.

     The DSHEA permits "statements of nutritional support" for dietary supplements without FDA pre-approval. Such statements may describe how particular dietary ingredients affect the structure, function or general well-being of the body, or the mechanism of action by which a dietary ingredient may affect body structure, function or well-being, but may neither state that a dietary supplement will diagnose, mitigate, treat, cure or prevent a disease, nor can a claim be made which would be interpreted as a health claim under NLEA. A company making a statement of nutritional support must possess substantiating evidence for the statement, disclose on the label that the FDA has not reviewed the statement and that the product is not intended for use for a disease, and notify the FDA of the statement within 30 days after its initial use. However, there can be no assurance that the FDA will not determine that a given statement of nutritional support the Company decides to make is a drug claim rather than an acceptable nutritional support statement. Such a determination would require deletion of the drug claim or the submission by the Company and the approval by the FDA of a new drug application, which would entail costly and time-consuming clinical studies. In addition, if the FDA takes the position that a claim is a "health claim," rather than a statement of nutritional support, the Company would need prior agency approval. There can be no assurance that the FDA will accept as adequate such substantiation as is provided for nutritional support claims. The DSHEA allows the dissemination of "third party literature", publications such as reprints of scientific articles that link particular dietary ingredients with health benefits. Third party literature may be used in connection with the sale of dietary supplements to consumers. Such a publication may be so distributed if it is not false or misleading, if no particular manufacturer or brand of dietary supplement is mentioned, if the publication is presented in such manner so as to offer a balanced view of available scientific information on the subject matter, if it is physically separated from products when used in a retail establishment and if it does not have any other information appended to it. There can no assurance, however, that all pieces of third party literature that may be disseminated in connection with the Company's products will be determined by the FDA to satisfy each of these requirements, and any such failure to comply could subject the product involved to regulation as a new drug.

     In September 1997, the FDA issued final regulations to implement certain DSHEA labeling provisions. The regulations take effect on March 23, 1999. In addition, in April 1998, the FDA proposed regulations addressing allowable and prohibitive types of labeling claims for dietary supplements. There can be no assurance that if such regulations are adopted, the implementation will not adversely affect the Company's ability to market products targeted at specific conditions. The DSHEA also requires that dietary supplements be prepared, packed and held under conditions that meet the good manufacturing practice ("GMP") regulations to be promulgated by the FDA with respect to dietary supplements. The FDA has not issued GMP regulations specifically for dietary supplements. Should the FDA issue such regulations, there can be no assurance that the Company' proposed production facilities will meet all of the GMP regulations and the Company may be required to expend resources to take appropriate action to comply with such regulations.

     The FTC, which exercises jurisdiction over the advertising of dietary supplements, has in the past several years instituted enforcement actions against several dietary supplement companies for false and misleading advertising of certain products. These enforcement actions have resulted in consent decrees, agency cease and desist orders, judicial injunctions and the payment of fines by the companies involved. In addition, the FTC has increased its scrutiny of infomercials. There can be no assurance that the FTC will not question the Company's advertising in the future. The FTC has been very active in enforcing its requirements that companies possess adequate substantiation in their files for claims in product advertising.

     The Company intends to manufacture certain products pursuant to contracts with customers who will distribute the products under their own or other trademarks. Such customers are subject to the governmental regulations discussed in this section in connection with their purchase, marketing, distribution and sale of such products, and the Company will be subject to such regulations in connection with the manufacture of such products and its delivery of services to such customers. However, although the Company's customers are independent companies, and their labeling, marketing and distribution of such products is beyond the Company's control, the failure of these customers to comply with applicable laws or regulations could have a material adverse effect on the Company. Governmental regulations in foreign countries where the Company plans to sell products may prevent or delay entry into the market or prevent or delay the introduction, or require the reformulation, of certain of the Company's products. Compliance with such foreign governmental regulations generally will be the responsibility of the Company's customers in those countries. Those customers are independent companies over which the Company will have no control.

     The FDA has broad authority to enforce the provisions of the FDCA applicable to dietary supplements, including the power to seize adulterated or misbranded products or unapproved new drugs, to request their recall from the market, to enjoin their further manufacture or sale, to publicize information about a hazardous product, to issue warning letters, and to institute criminal proceedings. The Company may be subject to additional laws or regulations administered by the FDA or other regulatory authorities, the repeal of laws or regulations which the Company might consider favorable, or more stringent interpretations of current laws or regulations, from time to time in the future. The Company is unable to predict the nature of such future laws, regulations, interpretations or applications, nor can it predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, imposition of additional recordkeeping requirements, expanded documentation of the properties of certain products, expanded or different labeling, and/or scientific substantiation. Any or all of such requirements could have a material adverse effect on the Company's results of operations and financial condition.

FACTORS AFFECTING OPERATING RESULTS

     This Registration Statement contains forward-looking statements that involve risks and uncertainties. The statements contained in this Registration Statement that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including without limitation statements regarding the Company's expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. The Company's actual results may differ materially as a result of certain factors, including those set forth hereafter and elsewhere in this Registration Statement. Potential investors should consider carefully the following factors, as well as the more detailed information contained elsewhere in this Registration Statement, before making a decision to invest in the common stock of the Company.

LIMITED OPERATING HISTORY; ACCUMULATED DEFICIT; NEED FOR ADDITIONAL CAPITAL

     There is limited historical financial information about the Company upon which to base an evaluation of the Company's performance or to make a decision regarding an investment in shares of the Company's common stock. The Company has a shareholders' deficit of $5,452,121 through June 30, 1998, has negative working capital as of that date, and expects to incur a loss in 1998. The Company's cash and equivalents balance at June 30, 1998 was $113,848 and the Company's use of cash in operations was $694,951 for the six months then ended. The Company commenced manufacturing and marketing activities in June 1996, and there can be no assurance that sales of its products will achieve significant levels of market acceptance. The Company's business could be subject to any or all of the problems, expenses, delays and risks inherent in the establishment of a new business enterprise including limited capital resources, possible delays in product development, possible cost overruns due to price and cost increases in raw product and manufacturing processes, uncertain market acceptance and the absence of an operating history. Therefore, there can be no assurance that the Company's business or products will be successful or that the Company will be able to achieve or maintain profitable operations. There can be no assurance that the Company will not encounter unforeseen difficulties that may deplete its capital resources more rapidly than anticipated.

     To become and remain competitive, the Company will likely be required to make significant investments in research and development. The Company is seeking additional equity financing to provide for the capital required to maintain or expand the Company's marketing and production capabilities.

     The timing and amount of any capital requirements cannot be predicted at this time. There can be no assurance that any financing will be available on acceptable terms, if at all. If such financing is not available on satisfactory terms, the Company may be unable to continue, develop or expand its business, develop new products, or develop new markets at the rate desired and its operating results may be adversely affected. Equity financing could result in additional dilution to existing shareholders. See "Liquidity and Capital Resources."

MARKET RISKS OF A NEW BUSINESS

     The Company has formulated its business plans and strategies based on certain assumptions regarding the size of the rice bran market, the Company's anticipated share of this market, and the estimated price and acceptance of the Company's products. These assumptions are based on the best estimates of the Company's management. There can be no assurance that the Company's assessments regarding market size, potential market share attainable by the Company, the price at which the Company will be able to sell its products, market acceptance of the Company's products or a variety of other factors will prove to be correct. Any future success of the Company may depend upon factors including changes in the dietary supplement industry, governmental regulation, increased levels of competition including the entry of additional competitors and increased success by existing competitors, changes in general economic conditions, increases in operating costs including costs of production, supplies, personnel, equipment, and reduced margins caused by competitive pressures.

COMPETITION

     Competition in the Company's targeted industries, including nutraceuticals, functional food ingredients, rice bran oils and animal feed supplements is vigorous with a large number of businesses engaged in the various industries. Many of the competitors have established reputations for successfully developing and marketing their products. Many of the competitors have greater financial, managerial, and technical resources than the Company. If the Company is not successful in competing in these markets, it may not be able to attain its business objectives.

GOVERNMENTAL REGULATION

     The processing, formulation, packaging, labeling and advertising of the Company's products are subject to regulation by one or more federal agencies. Although Congress has recently recognized the potential impact of dietary supplements in promoting the health of U.S. citizens by enacting the DSHEA, which severely limits the FDA's jurisdiction in regulating dietary supplements, there is no way to predict the potential effect of DSHEA. It may be difficult for any company manufacturing or marketing dietary supplements to remain in strict compliance with the technical requirements of DSHEA. The FDA has recently proposed regulations with the purpose of implementing DSHEA and proposals have been made to modify or change the provisions of DSHEA. It is impossible to predict whether those regulations or proposed changes will become law or the effect that such regulations or proposed changes, if implemented, will have on the business and operations of the Company.

RELIANCE ON LIMITED NUMBER OF PRODUCTS

     All of the Company's products are based on stabilized rice bran. Although the Company will market rice bran as a dietary supplement, as an active ingredient for inclusion in other company's products, and in other ways, a decline in the market demand for the Company's products as well as the products of other companies utilizing the Company's product could have a significant adverse impact on the Company.

RELIANCE ON ADEQUATE SUPPLY OF RAW RICE BRAN

     The Company's proprietary technology is used to stabilize rice bran, which is a by-product from milling paddy rice to white rice. The Company currently has supply arrangements with two of the largest rice mills in the United States and is pursuing other supply sources in the United States and in foreign countries. There can be no assurance that the Company will continue to secure adequate sources of raw rice bran to meet its requirements to produce stabilized rice bran products.

DEPENDENCE ON MARKETING EFFORTS

     The Company is dependent on its ability to market products to mass merchandise and health food retailers, food manufacturers, animal food producers, and to other companies for use in their products. The Company must increase the level of awareness of dietary supplements in general and the Company's products in particular. The Company will be required to devote substantial management and financial resources to its marketing and advertising efforts and there can be no assurance that these efforts will be successful.

DEPENDENCE ON KEY EMPLOYEES

     The Company believes that its success will depend to a significant extent upon the efforts and abilities of a small group of executive, scientific and marketing personnel, and in particular on Allen J. Simon, the Company's Chief Executive Officer. The loss of the services of one or more of these key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's future success will depend upon its ability to continue to attract and retain qualified scientific and management personnel. There can be no assurance that the Company will be successful in attracting and retaining such personnel.

PATENTS, LICENSES AND INTELLECTUAL PROPERTY CLAIMS

     The Company's success depends in part on its ability to obtain patents, licenses and other intellectual property rights for its products and technology. The Company has three provisional U.S. patent applications pending and the Company may decide to file corresponding international applications. The process of seeking patent protection may be long and expensive, and there can be no assurance that patents will be issued, that the Company will be able to protect its technology adequately, or that competition will not be able to develop similar technology. The Company believes the basis on which it has filed its current pending patent applications is reasonable; however, there can be no assurance that any patent applications filed will result in issued patents or that the Company will choose to pursue each particular patent application to issuance. There currently are no pending claims or lawsuits against the Company regarding possible infringement claims; there can be no assurance that infringement claims by third parties, or claims for indemnification resulting from infringement claims, will not be asserted in the future or that such assertions, if proven to be true, will not materially adversely affect the Company's business, financial condition and results of operations. In the future, litigation may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company or to defend the Company against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any litigation could result in substantial cost and diversion of effort by the Company, which could have a material adverse effect on the Company's financial condition and operating results. Adverse determinations in any litigation could result in the Company's loss of proprietary rights, subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties or prevent the Company from manufacturing or slling its systems, any of which could have a material adverse effect on the Company's financial condition and results of operations. There can be no assurance that a license under a third party's intellectual property rights will be available to the Company on reasonable terms, if at all.

YEAR 2000

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept four digit entries in order to distinguish 21st century dates. As a result, in less than two years, computer systems and/or software used by many companies will need to be upgraded to comply with "Year 2000" requirements. The Company is presently evaluating the impact of the Year 2000 issue as it affects its business operations and interfaces with customers and vendors. To date, the Company is unaware of any situation of noncompliance that would materially adversely effect its operations or financial condition. There can be no assurance, however, that instances of noncompliance which could have a material adverse effect on the Company's operations or financial condition have not been identified. Additionally, there can be no assurance that the systems of other companies with which the Company transacts business will be corrected on a timely basis, or that failure by such third party entities to correct a Year 2000 problem, or a correction which is incompatible with the Company's information systems, would not have a material adverse effect on the Company's operations or financial condition.

THIN MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     The Company's Common Stock has been traded on the OTC Bulletin Board since December 1995 under the symbol "RICX". The Company believes that factors such as announcements of developments related to the Company's business, fluctuations in the Company's quarterly or annual operating results, failure to meet securities analysts' expectations, general conditions in the international marketplace and the worldwide economy, announcements of technological innovations or new systems or enhancements by the Company or its competitors, developments in patents or other intellectual property rights and developments in the Company's relationships with clients and suppliers could cause the price of the Company's common stock to fluctuate, perhaps substantially. In recent years the stock market has experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. Such fluctuations could adversely affect the market price of the Company's common stock.

SHARES ELIGIBLE FOR SALE

     Sales of substantial numbers of shares of common stock in the public market could adversely affect the market price of the common stock. Of the 20,760,500 shares outstanding as of August 15, 1998, (i) approximately 9,310,000 shares issued and outstanding as of August 15, 1998 are eligible for resale in the public markets subject to compliance with Rule 144 ("Rule 144") promulgated under the Securities Act of 1933, as amended (the "1933 Act") and
(ii) approximately 11,540,000 shares will be eligible for immediate sale in the public market as unrestricted shares or pursuant to Rule 144(k) of the 1933 Act. In addition, approximately 1,735,000 shares subject to options and warrants (if exercised) will be eligible for sale in the public market 90 days after effectiveness of this registration statement pursuant to Rule 701 of the 1933 Act. As of August 15, 1998, the Company had outstanding warrants to purchase up to 600,000 shares of common stock. In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated for purposes of Rule 144) who beneficially owns restricted securities with respect to which at least one year has elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock of the Company, or, if the Common Stock is quoted on Nasdaq or a stock exchange, the average weekly trading volume in Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about the Company. A person who is not an affiliate, who has not been an affiliate within three months prior to sale, and who beneficially owns restricted securities with respect to which at least two years have elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company, is entitled to sell such shares under Rule 144(k) without regard to any of the volume limitations or other requirements described above. Assuming the Monsanto Company converts its outstanding convertible, non-interest promissory note to common stock (see "Liquidity and Capital Resources"), holders of an aggregate of up to approximately 7,335,000 shares of common stock, issued and outstanding as of August 15, 1998, have rights under certain circumstances to require the Company to register their shares for future sales. This number includes 2,000,000 shares issued upon exercise of a stock option which the Company and the officer have agreed to rescind concurrent with an equity financing. See "Description of Capital Stock - Registration Rights."

ANTI-TAKEOVER EFFECT OF CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

     Under the Company's Certificate of Incorporation, the Board of Directors of the Company has the authority, without action by the Company's stockholders, to fix certain terms of, and to issue, shares of Preferred Stock. The Company has recently reincorporated under Delaware law. Certain provisions of the Certificate of Incorporation and certain provisions of

Delaware law may have the effect of delaying, deterring or preventing a change in control of the Company. Other provisions in the Company's Certificate of Incorporation and Bylaws and Delaware law impose procedural and other requirements that could make it more difficult to effect certain corporate actions, including replacing incumbent directors. Further, the Board is divided into three classes, each of which is to serve for a staggered three-year term after the initial classification and election, which may make it more difficult for a third party to gain control of the Board. By virtue of these provisions, the Board of Directors of the Company may be able to take or prevent actions affecting unaffiliated stockholders without such stockholders' approval or consent. In addition, these provisions may adversely affect the market price of the Company's Common Stock and reduce the possibility that an investor may receive a premium for his or her shares in a tender offer. See "Management-Executive Officers and Directors," "Description of Capital Stock Preferred Stock" and "Description of Capital Stock Anti-takeover Effects of Provisions of the Certificate of Incorporation, and Bylaws."

THE COMPANY

     The RiceX Company was incorporated under Delaware law in May 1998 and will succeed to the business of its predecessor corporation, Food Extrusion, Inc., pursuant to a reincorporation approved in May 1998 that was effective upon completion of the merger of the Nevada corporation with the Delaware corporation on August 4, 1998. Food Extrusion, Inc., a California corporation ("FoodEx CA"), was incorporated in California in May 1989 and subsequently merged in a stock-for-stock exchange into Core Iris, Inc., a Nevada corporation that subsequently changed its name to Food Extrusion, Inc. ("Food Extrusion, Inc.") Food Extrusion, Inc. changed its name to The RiceX Company in May 1998. Food Extrusion Montana, Inc., a Montana corporation ("FoodEx MT") is a wholly owned subsidiary of the Company and was incorporated in December 1996. In
January 1997, FoodEx MT acquired certain assets of Centennial Foods, Inc., an Idaho corporation ("Centennial") in exchange for 310,000 shares of common stock of Food Extrusion, Inc., $.001 par value, and the assumption of certain liabilities totaling approximately $1,320,000.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS


OVERVIEW

     Since its formation in 1989, the Company has been engaged in extensive research and development activities that resulted in the development of the RiceX Process to stabilize rice bran. The Company's current activities include:

     -    Research, including clinical trials;

     -    Product development;

     -    Equipment development;

     -    Procurement of manufacturing facilities;

     -    Development of markets and distribution methods;

     -    Negotiation of strategic alliances;

     -    Patent applications;

     -    Raising capital;

     - Development of corporate infrastructure, including executive recruitment; and

     -    Initial operations (beginning in late 1996).

     For a complete understanding of these activities, this Management's Discussion and Analysis should be read in conjunction with Part I. Item 1. Description of Business and Part F/S-Financial Statements to this Form 10-SB.

RESULTS OF OPERATIONS

Six Months Ended June 30, 1998 and 1997

     Revenue for the six months ended June 30, 1998 was $1,537,568, an 11% decline from the year earlier period when sales totaled $1,729,530. The decrease from the year earlier period when sales totaled $1,729,530. The decrease is primarily attributable to a decline in sales to the Company's largest customer for its Ricelin product. This customer placed a substantial order at the end of 1997 that has been sufficient to satisfy its requirements through the first half of 1998. This decline was partially offset by a 7% increase in sales to the Company's largest customers for equine use and other increases in sales to existing and new customers.

     The gross margin on sale of products was 31% for the six months ended June 30, 1998 compared to 37% for the year earlier period. Gross margins on the Company's various products vary widely and the gross margin is impacted from period to period by sales mix and utilization of production capacity. There were more sales of Ricelin, the product with the highest gross margin, last year than this year. The Company expects that gross margins will improve as sales grow.

     Research and development expenditures increased from $285,515 for the six months ended June 30, 1997 to $565, 434 for the current six-month period. The increase resulted from the addition of a Vice President of Science and Technology to accelerate the Company's research and development efforts and the associated costs of those efforts.

     Selling, general and administrative expenses were $1,419,666 for the six months ended June 30, 1998 and $845,785 for the year earlier period. The increase in these costs relates to the expansion of the Company's infrastructure, including the addition of executive management and outside directors to oversee the raising of additional capital, negotiation of strategic alliances, expansion of production capacity, and the development of foreign market opportunities.

     Stock option compensation expense is a non-cash charge relating to the one-time issuance of favorably priced stock options to employees and directors to attract these executives to the Company. The charge represents the difference between the exercise price and the trading value on the date of grant. The difference is recognized over the vesting period of each grant, which generally ranges from two to three years, except for the directors' grants, which vest immediately.

     Professional fees declined to $195,096 for the six months ended June 30, 1998 from $541,525 for the six months ended June 30, 1997. 1997's amounts include expenditures for litigation that was successfully concluded in the third quarter of 1997.

     The increase in interest income to $168,432 in the six months ended June 30, 1998 from $68,929 in the year earlier period relates to interest income on the $4,000,000 note receivable from an employee/shareholder. There was a corresponding increase in compensation expense to reflect the Company's reimbursement of the interest expense plus additional compensation expense for the income tax impact of the reimbursement in accordance with the employee/shareholder's employment agreement. Interest expense declined to $218,173 in 1998 from $315,609 for first six months of 1997. The 1997 amount includes the write-off of costs associated with the restructuring of a note. The 1997 period also included a $1,325,000 non-cash charge relating to a conversion feature granted to the lender in connection with restructuring.

     The Company's net loss for the six months ended June 30, 1998 totaled $2,301,874, or $.11 per share, compared to $3,424,704, or $.18 per share a year ago. As discussed above, the 1998 period was impacted by the costs associated with expanding the Company's infrastructure to accelerate research and product development efforts and expansion into new markets. In the first half of 1997, these efforts were just commencing. The 1997 period was also impacted by the costs associated with restructuring a note.

YEARS ENDED DECEMBER 31, 1997 AND 1996

     Revenue for the year ended December 31, 1997 increased to $3,332,617 from $907,802 for the year ended December 31, 1996. The increase resulted from the Company's direct sales efforts, the establishment of stabilized rice bran manufacturing facilities at Farmer's Rice Co-op and California Pacific Rice Mill in March and August 1996, respectively, and the acquisition of the FoodEx MT facility. For the year ended December 31, 1997, approximately 88% of the Company's revenue were sales of stabilized rice bran products. Of this, approximately 60% was sales of stabilized rice bran, primarily for use in the equine market, and 40% was sales of RiceX Ricelin for use as a functional food ingredient.

Food processing for a major food manufacturer at the FoodEx MT plant accounted for another 11% of total sales.

     The gross margin on sale of products was 28% and 35% for the year ended December 31, 1997 and 1996, respectively. As the gross margin on RiceX Ricelin is greater than on RiceX, the Company's core stabilized rice product, gross margins will vary depending on product mix and utilization of production capacity. The Company expects that gross margins will improve as production capacity and sales grow.

     Research and development expenditures totaled $790,095 for the year ended December 31, 1997, up from $632,975 for the prior year. The Company's research and development activities included the design of the RiceX Process for stabilizing rice bran, product development and testing, and clinical studies to test the efficacy of RiceX in ameliorating the effect of certain diseases.

     Selling, general and administrative expenses increased to $2,423,103 for the year ended December 31, 1997, from $1,033,009 for the year ended
December 31, 1996. Selling, general and administrative activities in 1996 were directed at raising capital, negotiating supply contracts, establishing manufacturing facilities, and developing a direct sales effort. In 1997, these activities were accelerated, additional executive management and corporate infrastructure was added, and sales and marketing efforts were stepped up to include the development of strategic alliances and the establishment of international markets.

     The year ended December 31, 1997 also included a non-cash charge totaling $2,031,570 associated with the one-time issuance and subsequent vesting of favorably priced stock options to employees and directors.

     Professional fees for the year ended December 31, 1997 were $1,907,399 compared to $919,784 for the year earlier. In both years, legal fees were incurred in connection with the Core Iris, Inc. reverse merger and in capital transactions. 1997 also included legal fees associated with patent searches and applications, consulting fees for capital raising activities and executive searches, and litigation that was successfully concluded by year-end.

     Interest expense for the year ended December 31, 1997 was $533,902 compared to $182,151 for 1996 due to substantial new borrowing in the latter half of 1996 and early 1997 and the write-off in 1997 of certain debt issuance costs on a note that was restructured.

     1997 earnings were also impacted by a $1,325,000 non-cash charge relating to a conversion feature granted to a lender in connection with the restructuring of debt. The charge represents the difference between the fair market value of the Company's stock and the conversion rate on the date of borrowing. In 1996, there was a $2,687,000 non-cash charge to earnings related to a favorably priced stock option granted as a finder's fee for locating financing.

     The Company's net loss for the year ended December 31, 1997 totaled $7,768,598, or $.40 per share, compared to $5,024,323, or $.28 per share for the year ended December 31, 1996. As discussed above, the increase in the Company's net loss reflects the acceleration of its research and development activities, along with the costs of attracting new executive management and with building corporate infrastructure to support initial manufacturing operations and expected growth. The net loss was also impacted by the costs of raising capital and interest costs for the debt and equity required to support the Company's operations until sufficient operating volumes are achieved.

YEARS ENDED DECEMBER 31, 1996 AND 1995

     Revenue for the year ended December 31, 1996 totaled $907,802 as the Company began manufacturing stabilized rice bran for broad distribution during the year at Farmer's Rice Co-op (March 1996) and California Pacific Rice Mill (August 1996). Revenue in 1995 totaled $99,620 from the sale of products produced as a result of development efforts.

     Research and development expenses increased to $632,975 in 1996 from $425,207 in 1995. The Company's research and development activities centered around the development of the RiceX Process and stabilized rice bran product development. The increase in these expenditures in 1996 over 1995 was due to the concentrated effort in 1996 to complete development of the RiceX Process equipment and install it in the Company's first commercial manufacturing facilities.

     Selling, general and administrative expenses were $1,033,009 for the year ended December 31, 1996 compared to $81,100 for the year ended December 31, 1995. In 1995, the Company's efforts were focused almost entirely on research and development. Selling, general and administrative expenses included only general corporate expenses and costs to raise capital. In 1996, the Company commenced commercial manufacturing and added sales and administrative staff to support operations. Additionally, the Company incurred substantial effort and costs in raising capital, including a private placement and the Core Iris, Inc. reverse merger.

     Professional fees for the year ended December 31, 1996 were $919,784, up from $38,518 for the prior year. In 1995, the Company's efforts were almost entirely directed towards research and development and professional fees included only general corporate matters. In 1996, the Company incurred substantial legal and consulting fees in connection with efforts to raise capital, including new debt, conversions of existing debt, a private placement and the Core Iris, Inc. reverse merger.

     Interest expense for the year ended December 31, 1996 was $182,151 and $72,813 for the year ended December 31, 1995. The increase was due to incremental borrowing in the latter part of 1996. 1996's results also included a $2,687,000 non-cash charge related to a favorably priced stock option granted as a finder's fee for locating financing.

     The Company's net loss for the year ended December 31, 1996 totaled $5,024,323, or $.28 per share, compared to $440,493 or $.04 per share for the year ended December 31, 1995. The 1995 net loss is net of a $110,371, or $.01 per share gain on debt restructuring and the early extinguishment of debt. As discussed above, the increase in the Company's net loss reflects the acceleration of its research and development activities, along with building corporate infrastructure to support initial manufacturing operations and expected growth. The net loss was also impacted by the costs of raising capital and interest costs for the debt and equity required to support the Company's operations until sufficient operating volumes are achieved.

LIQUIDITY AND CAPITAL RESOURCES

     As of the date of this Form 10-SB, the Company has yet to generate positive cash flow from its own operations due to the preliminary nature of such operations, substantial ongoing investment in research and development efforts, and expenditures to build the appropriate infrastructure to support its expected growth. Consequently, the Company has been substantially dependent on private placements of its equity securities and debt financing to fund its cash requirements.

     The Company's most recent private placement was closed in May 1996, resulting in the issuance of an aggregate of 1,400,000 shares of common stock for net proceeds of approximately $1,000,000. In connection with the private placement, the Company issued warrants to purchase an aggregate of 600,000 shares of common stock (the "Warrants"). The exercise price of the Warrants, which became exercisable in February 1997 and expire in February 1999, is $4.00 per share. As of the date hereof, no shares of common stock have been issued as a result of the exercise of the Warrants.

     During the first quarter of 1996, the Company received a loan of $1,750,000 from Dominion Resources, Inc. bearing an interest rate of 5% per year with principal and interest payable in full in November 1999. The loan is secured by equipment. As additional consideration for the loan, the Company issued the lender 578,000 shares of its common stock.

     During the fourth quarter of 1996, the Company received a loan commitment in the amount of $5,000,000 from Monsanto Company ("Monsanto") pursuant to a convertible, non-interest bearing promissory note (the "Monsanto Note"). The Monsanto Note matures in November 1999. Monsanto has the right to convert the unpaid principal amount outstanding under the Monsanto Note into shares of common stock of the Company. As of the date of this Registration Statement, Monsanto has advised the Company that it intends to exercise its conversion right in full upon the close of an offering of the Company's equity securities with proceeds to the Company of no less than $15 million. Terms and conditions of the conversion are subject to negotiation. Had Monsanto exercised its conversion right prior to June 30, 1998, long-term liabilities shown on the Company's June 30, 1998 balance sheet would have been reduced by $5,000,000, and shareholders' equity (deficit) would have been increased by the same amount. Upon conversion, the Company has granted Monsanto certain registration rights on the common stock into which the Monsanto Note is converted. See "Description of Capital Stock-Registration Rights."

     In connection with a conversion of debt and payables owed to three consulting firms, the Company issued the consulting firms warrants to purchase an aggregate of 305,000 shares of common stock (the "Consultant Warrants") of FoodEx CA. In the first quarter of 1996 these warrants were exercised. Subsequently, these shares were exchanged for 2,287,500 shares of the Company's common stock pursuant to the terms of the Core Iris, Inc. reverse merger.

     During 1996, the Company issued 135,000 and 337,500 shares of its common stock to employees and consultants, respectively, in lieu of cash compensation. Also during 1996, 305,000 and 200,000 options to purchase shares of the Company's common stock were issued to employees and directors, respectively. These options were issued at approximately fair market value on the date of grant. The employee options vest over three years and have a ten-year term. The director options vest immediately and expire in ten years.

     In August 1996, 1,000,000 options to purchase shares of the Company's common stock at $1.75 per share were issued to a consultant in connection with negotiating and locating financing. The options vested in November 1996 and expire in November 1999. Under SFAS 123 "Accounting for Stock-Based Compensation" the options were valued at $2,687,000 and charged to earnings as a finder's fee.

     Effective January 1997, the Company acquired the assets of FoodEx MT in exchange for 310,000 shares of the Company's common stock and the assumption of certain liabilities totaling $1,320,000. The seller has the option sell the common shares back to the Company at a price of $5.00 per share in November 1998 or sooner upon the occurrence of certain events. These shares have been reflected in the Company's balance sheet as redeemable common stock.

     During 1997, 88,465 shares of the Company's common stock valued at $389,727 were issued to consultants in lieu of cash compensation and reported as professional fees expense for the year ended December 31, 1997, In addition 50,000 stock warrants at $2.00 per share were issued to consultants in lieu of cash compensation. These warrants were valued at $211,950 pursuant to SFAS 123 and recorded as professional fees expense for the year ended December 31, 1997.

     Stock option grants totaling 2,810,000 shares of common stock were issued during the year ended December 31, 1997 to new employees as incentive to join the Company. The options were issued at a discount from the Company's trading value on the date of grant. Non-cash charges to earnings for the discount will be recorded over the vesting period of the options that generally range from two to three years. In 1997, the charge for employee options was $1,306,570. During 1997, 2,051,000 shares of the Company's common stock were issued upon exercise of employee options. Cash proceeds from exercise of options totaled $51,000. The remaining $4,000,000 in proceeds was paid by delivery to the Company of a promissory note which bears interest at 8% per annum and is secured by a pledge of 2,000,000 shares of the Company's common stock. The Company and the officer issuing the promissory note have agreed to rescind this transaction. The option to purchase 2,000,000 shares will remain outstanding. See "Executive Compensation."

     In July 1997, 200,000 stock options were granted to directors under a plan that was subsequently terminated. The options were granted at $1.00 per share, which was less than the fair market value at date of grant. Compensation expense totaling $725,000 was recorded for these grants in the year ended December 31, 1997. Also in July 1997, 100,000 options were granted to new outside directors under a newly adopted for director compensation plan. See "Director Compensation." These options were granted at fair market value on the date of grant.

     Since inception, the Company has used its common stock and stock options and warrants to attract and compensate employees and consultants, as additional incentive for debt financing, for acquisitions, and to repay outstanding indebtedness. It is the Company's intent to limit the use of its common stock as compensation in the future with the following exceptions. The Board of Directors has currently authorized management to issue common stock with a fair market value of up to $250,000 to compensate consultants and vendors in lieu of cash compensation. As of the date hereof, $85,000, or 30,000 shares have been issued. Additionally, in November 1997, the Board of Directors approved the 1997 Stock Option Plan that authorizes the issuance of up to 5,000,000 shares of the Company's common stock to employees, directors and consultants. To date, 100,000 options have been granted under the Plan.

     As of June 30, 1998, the Company's cash reserves totaled $113,848 and total current assets were $1,216,563. The Company has recently begun production and sales effort after many years of research and development and has yet to reach break-even in terms of both cash flow and profitability. In addition, the Company's long-term debt as of June 30, 1998 was $7,867,967. As discussed above, the Company has been advised that the Monsanto Note will be converted from debt to equity. This would reduce long-term debt by $5,000,000 to $2,867,967. Approximately $1,320,000 in long-term debt related to the acquisition of the FoodEx MT facility is due in October 1998. In connection with the acquisition, the sellers of the FoodEx MT facility received 310,000 shares of the Company's common stock with the option to put the shares back to the Company at $5.00 per share in November 1998. The Company will need new debt financing, additional capital, or the ability to extend the repayment period in order to meet the FoodEx MT liabilities.

     For the remainder of 1998 and into 1999, the Company expects to incur additional costs for research and development, including clinical studies, and professional and legal fees for patent and trademark applications. It also expects to expand its sales and marketing effort. These efforts could significantly increase demand for the Company's products beyond the Company's current production capacity. While the Company believes it can increase its production capacity to meet sales demand, significant additional capital could be required to meet expansion requirements.

     The Company is taking steps to raise equity capital and has been advised by Monsanto that concurrent with an offering of equity securities with proceeds to the Company of no less than $15 million, Monsanto will convert the Monsanto Note from debt to equity. However, there can be no assurance that any new capital would be available to the Company or that adequate funds for the Company's operations, whether from the Company's revenues, financial markets, collaborative or other arrangements with corporate partners or from other sources, will be available when needed or on terms satisfactory to the Company. The failure of the Company to obtain adequate additional financing may require the Company to delay, curtail or scale back some or all of its research and development programs, sales and marketing efforts, manufacturing operations, clinical studies and regulatory activities and, potentially, to cease its operations. Any additional equity financing may involve substantial dilution to the Company's then-existing shareholders.

ITEM 3. DESCRIPTION OF PROPERTY

     The Company currently leases (i) a 5,600 square foot facility at 1241 Hawk's Flight Court, El Dorado Hills, California pursuant to a lease expiring in September 2006, (ii) an additional 11,400 square foot research and shipping facility in El Dorado Hills, California pursuant to a lease expiring in September 2006 with aggregate annual lease payments for both properties approximately $125,000 and (iii) a 3,000 square foot wharehouse facility in El Dorado Hills, California, pursuant to a month-to-month lease with monthly payments of $1,000.

     FoodEx MT owns a 15,700 square foot production facility in Dillon, MT. The facility is pledged as collateral for a loan from the State of Montana, Department of Commerce ("MT DOC"). The loan from MT DOC is non-interest bearing and has no prepayment penalty. The balance of the loan is due in November 1998. Prior to the Company's acquisition of Centennial, the MT DOC agreed to a buy down on the loan and has waived all debt service and interest payments under the loan until November 30, 1998. The Company assumed this remaining obligation pursuant to the acquisition and has agreed to pay the buy down amount of $368,999, to the lender pursuant to the terms of the Asset Purchase Agreement between the Company, FoodEx MT and Centennial. The Company believes the property is adequately covered by insurance.

     FoodEx MT also leases a 3,600 square foot administrative and research facility in Dillon, Montana on a month-to-month basis pursuant to a verbal agreement with a monthly lease payment of $700.

     The Company believes that its facilities are adequate for its proposed needs through 1998.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of August 15, 1998 (the "Reference Date") with respect to the beneficial ownership of common stock of the Company, by each person known by the Company to own beneficially more than five percent of the Company's common stock, by each executive officer and director, and by all officers and directors as a group. Unless otherwise indicated, all persons have sole voting and investment powers over such shares, subject to community property laws. As of the Reference Date, there were 20,760,500 shares of common stock outstanding.



 NAME AND ADDRESS                                                                 AMOUNT AND NATURE             PERCENT OF CLASS
 OF BENEFICIAL OWNER(1)                                                         OF BENEFICIAL OWNER(2)          ----------------
 ----------------------                                                         ----------------------
 Daniel L. McPeak, Chairman of the Board of Directors                                       3,877,829(3)(4)                   18.28%
 and Patricia McPeak, President and Director
 Allen J. Simon,                                                                               2,050,000(5)                    9.66%
 Chief Executive Officer and Director
 Kirit S. Kamdar, Director                                                                        1,751,250                    8.26%
 Steven W. Saunders, Director                                                                       807,500                       --
 Dennis C. Riddle, Vice President of Marketing                                                   175,000(4)                       --
 Karen D. Berriman, Vice President and Chief Financial Officer                                    66,667(4)                       --


 Dr. Gary A. Miller, Vice President of Science and Technology                                     66,667(4)                       --
 Ike E. Lynch,                                                                                      60,000             -
 Vice President of Operations
 Dr. Michael J. Goldblatt,                                                                        50,000(4)            -
 Director
 Dr. Jerry A. Weisbach,                                                                           50,000(4)            -
 Director
 All directors and executive officers,                                                        8,954,912 (4)                   42.21%
 as a group (10 persons)




-----------

(1) Except as otherwise noted, the address for each person is c/o The RiceX Company, 1241 Hawk's Flight Court, El Dorado Hills, California 95762.

(2) Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock listed as beneficially owned by them. A person is deemed to be the beneficial holder of securities that can be acquired by such person within 60 days from the Reference Date upon the exercise of warrants or options. Each beneficial owner's percentage ownership is determined by including shares, underlying options or warrants which are exercisable by such person currently, or within 60 days following the Reference Date, and excluding shares underlying options and warrants held by any other person.

(3) Ownership shown jointly because Mr. McPeak and Ms. McPeak are married. Includes 1,908,225 shares in Mr. McPeak's name and 1,924,604 shares in Ms. Peak's name. Includes vested options for Ms. McPeak for the purchase of common stock for 45,000 shares.

(4)  Includes vested options for the purchase of common stock as follows:
     Patricia McPeak, 45,000; Dennis C. Riddle, 175,000; Karen D. Berriman, 66,667; Dr. Gary A. Miller, 66,667; Dr. Michael J. Goldblatt, 50,000; Dr. Jerry A. Weisbach, 50,000.

(5)  Includes 30,000 shares of Common Stock owned by family members.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The directors, executive officers and significant employees of the Company, their respective ages and positions with the Company are as follows:


      NAME                                AGE                         POSITION
      ----                                ---                         --------

      Daniel L. McPeak                     63   Class III Director and Chairman of the Board
      Allen J. Simon                       57   Chief Executive Officer and Class II Director
      Patricia McPeak                      57   President and Class III Director
      Dr. Jerry A. Weisbach(1)(2)          64   Class I Director
      Dr. Michael J. Goldblatt(1)(2)       45   Class I Director
      Kirit S. Kamdar                      56   Class I Director
      Steven W. Saunders                   43   Class I Director
      Karen D. Berriman                    41   Vice President and Chief Financial Officer
      Ike E. Lynch                         53   Vice President of Operations
      Dr. Gary A. Miller                   52   Vice President of Science and Technology
      Dennis C. Riddle                     51   Vice President of Marketing
      Dr. Rukmini Cheruvanky               64   Director of Research and Development
      Dr. Reddy Sastry V. Cherukuri        61   Director of Science and Technology



(1)  Member of the Audit Committee

(2)  Member of the Compensation Committee

DIRECTORS AND EXECUTIVE OFFICERS


DANIEL L. MCPEAK. Mr. McPeak co-founded the Company in February 1989 and has served as Chairman of the Board of the Company since its formation. From May 1989 to April 1997, Mr. McPeak also served as Chief Executive Officer of the Company. Prior to founding the Company, from 1981 to May 1989, Mr. McPeak served as Chief Executive Officer of Brady International, a rice bran stabilization research and development company. Mr. McPeak is the spouse of Ms. McPeak.

ALLEN J. SIMON. Mr. Simon has served as Chief Executive Officer and Director of the Company since April 1997. From June 1978 to April 1990, Mr. Simon served as President of Shaklee U.S. Inc. ("Shaklee U.S."), a manufacturer and marketer of nutritional, personal care, and water purification products. Mr. Simon retired from his position as President of Shaklee U.S. in April 1990 after facilitating its sale to a large pharmaceutical company. Mr. Simon has a B.S. degree in Business Administration Finance from Northwestern University.

PATRICIA MCPEAK. Ms. McPeak co-founded the Company in February 1989 and has served as President and Director of the Company since its formation. From February 1989 to January 1996, Ms. McPeak also served as Secretary of the Company. In 1981, Ms. McPeak founded Brady International and from 1981 to December 1986 she served as President. From January 1987 to May 1989, she served as Executive Vice President of Brady International. Ms. McPeak is the spouse of Mr. McPeak.

DR. JERRY A. WEISBACH. Dr. Weisbach has served as Director of the Company since July 1997. From 1988 to 1994, Dr. Weisbach served as Director of Technology Transfer and Adjunct Professor for The Rockefeller University. Dr. Weisbach consults and serves on the clinical advisory boards and the scientific advisory board of several other companies. Dr. Weisbach is also a member of the boards of directors of Neose Technologies, Inc., Synthon Corporation, Exponential Biotherapies, Inc., Inkine Pharmaceuticals, Strong Pharmaceuticals and Encore Pharmaceuticals. Dr. Weisbach received his B.S degree in chemistry from Brooklyn College and his M.A. degree and Ph.D. degree in chemistry from Harvard University.

DR. MICHAEL J. GOLDBLATT. Dr. Goldblatt has served as Director of the Company since July 1997. Dr. Goldblatt also serves as Vice President of Science and Technology for McDonalds Corporation. From January 1992 until January 1997, Dr. Goldblatt served as Vice President of Product Development Nutrition for McDonalds Corporation. Dr. Goldblatt is also a member of the boards of directors of Bernard Technologies, Biotechnologies Research Development Corporation and Gray Star. Mr. Goldblatt received his Ph.D. in Nutrition from University of California, Davis.

KIRIT S. KAMDAR. Mr. Kamdar has served as Director of the Company since August 1998. Mr. Kamdar has tendered his resignation to be effective upon the appointment of a director to fill the vacancy by (i) Monsanto upon conversion of the Monsanto Note or (ii) appointment of a director by a majority of investors, if required by the terms of any future offering of equity securities of the Company. From January 1990 to September 1992, Mr. Kamdar also served as Director of the Company, and from January 1990 to April 1994 as the Company's Executive Vice President. Since July 1974, Mr. Kamdar has also served as Chairman of the Board and Chief Executive Officer of Kamflex Corporation, an Illinois manufacturing corporation. Mr. Kamdar received his B.A. degree in Mechanical Engineering from the University of Bombay and his Master's Degree in Industrial Engineering and Management from Oklahoma State University.

STEVEN W. SAUNDERS. Mr. Saunders has served as a Director of the Company since August 1998. Mr. Saunders has tendered his resignation to be effective upon the appointment of a director to fill the vacancy by (i) Monsanto upon conversion of the Monsanto Note or (ii) appointment of a director by a majority of investors, if required by the terms of any future offering of equity securities of the Company. Mr. Saunders has held the position of President of Saunders Construction, Inc., a commercial construction firm since February 7, 1991 and President of Warwick Corporation, a business consulting firm since October 1991.

KAREN D. BERRIMAN. Ms. Berriman has served as Vice President and Chief Financial Officer of the Company since September 1997. From February 1990 to April 1997, Ms. Berriman was Vice President, Treasurer and Chief Financial Officer of American Recreation Centers, Inc., until its sale to AMF Bowling, Inc. From 1978 to 1983 and from 1985 to 1990, Ms. Berriman was a senior audit manager with the national accounting firm of Price Waterhouse LLP. She is a Certified Public Accountant and has a B.S. degree in Business Administration from California State University, Chico.

IKE E. LYNCH. Mr. Lynch has served as Vice President of Operations of the Company since July 1997 and as President and Chief Operations Officer of
FoodEX MT since January 1997. Previously Mr. Lynch was President and Chief Executive Officer of Centennial Foods, Inc., since its founding in 1989. From 1984 to 1989, Mr. Lynch was President and Chief Executive Officer of Ultrasystems, Inc., an engineering and space/defense company. From 1978 until 1984, Mr. Lynch served as President and Chief Executive Officer of Hubinger Co., a subsidiary of the H. J. Heinz Co. Mr. Lynch received a B.S. degree from the College of Idaho.

DR. GARY A. MILLER. Dr. Miller has served as Vice President of Science and Technology of the Company since October 1997. Prior to joining the Company, Dr. Miller served as the Vice President, Research and Development of McNeil Specialty Products Co., a division of Johnson & Johnson, from 1990 to October 1997 and as Director, Product Development from 1985 to 1990. From 1983 to 1985, Dr. Miller was the Director of Scientific Affairs for the NutraSweet Group, a division of G.D. Searle & Co. From 1976 to 1983, he was Manager of Pharmaceutical Product Development for American McGaw. Dr. Miller was an Assistant Professor of Food and Nutrition at the University of Nebraska from 1974 to 1976. He holds B.S. and Ph.D. degrees in Food Science from Rutgers University.

DENNIS C. RIDDLE. Mr. Riddle joined the Company in November 1997 as its Vice President of Marketing. From 1983 to October 1997, Mr. Riddle was Vice President of Sales/Marketing & Technical Service for CPC International, Corn Products, an ingredient supplier for food and beverage processors, pharmaceutical firms, and animal feed processors. From 1977 to 1983, Mr. Riddle served as Eastern Division Manager for American Maize Products. From 1970 to 1977, he served as a Sales Supervisor for the Carnation Company and Kraft Foods. Mr. Riddle holds a B.S. degree in Business Administration from High Point College and a Masters of Business Administration from the Fuqua School of Business, Duke University.

SIGNIFICANT EMPLOYEES



DR. RUKMINI CHERUVANKY. Dr. Cheruvanky has served as the Company's Director of Research and Development since April 1996. From January 1996 until joining the Company, Dr. Cheruvanky served as the Laboratory Supervisor for Certified Analytical Laboratories, a company that specializes in the food analysis. From November 1994 to December 1995, Dr. Cheruvanky served as a Research Chemist in the Research and Development department of DuPont Merck Pharmaceutical Company, one of the largest pharmaceutical companies in the world. From May 1967 to February 1994, Dr. Cheruvanky served as Deputy Director of the National Institute of Nutrition, the Indian Council of Medical Research. Dr. Cheruvanky has an M.S. degree in Organic Chemistry and a Ph.D. degree in Organic Chemistry of Natural Products from Andhra University in India.

DR. REDDY SASTRY V. CHERUKURI. Dr. Cherukuri has served as the Company's Director of Science and Technology since April 1996. From May 1995 until joining the Company, Dr. Cherukuri served as Laboratory Supervisor of Customs
Coatings, Inc., a research pharmaceutical company. From December 1994 to January 1995, Dr. Cherukuri served as a Chemist for DuPont Merck Pharmaceutical Company. From May 1992 to November 1994, Dr. Cherukuri served as Consultant to the Indian Council of Medical Research. From January 1967 to May 1992,
Dr. Cherukuri served as the Senior Research Manager, Chief of Medicinal Chemistry and the Group Leader of New Drug Development for Indian Drugs and Pharmaceutical, Ltd., a synthetic drugs research and development company.
Dr. Cherukuri has an M.S. degree in Organic Chemistry and a Ph.D. degree in Organic Chemistry of Synthetic and Natural Products from Andhra University in India.

BOARD OF DIRECTORS

     The Board of Directors is classified into three classes, with each class serving staggered three-year terms. The classification of the Board of Directors has the effect of generally requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the Board of Directors.

BOARD COMMITTEES

     The Board of Directors has established an Audit Committee and Compensation Committee. The Audit Committee, consisting of Drs. Goldblatt and Weisbach, reviews the adequacy of internal controls and results and scope of the audit and other services provided by the Company's independent auditors. The Audit Committee will meet periodically with management and the independent auditors.

     The Compensation Committee, consisting of Dr.'s Goldblatt and Weisbach, establishes salaries, incentives and other forms of compensation for officers and other employees of the Company and administers the incentive compensation and benefit plans of the Company.

DIRECTOR COMPENSATION

     On July 9, 1997, the Board of Directors adopted a non-employee director compensation plan pursuant to which non-employee directors will be compensated as follows: (i) $15,000 annual retainer payable in quarterly installments for participation at up to six meetings of the Board of Directors; (ii) an immediately exercisable, nonqualified stock option to purchase 50,000 shares of common stock to be granted upon appointment to the Board of Directors, and (iii) an immediately exercisable, nonqualified stock option to purchase 15,000 shares of common stock to be granted on the day of each annual shareholders' meeting during the non-employee director's service on the Board of Directors. Such options are to be granted as free-standing options and not under the 1997 Stock Option Plan. The exercise price shall be the fair market value of a share of common stock on the date of grant. Directors are also reimbursed for reasonable expenses incurred in attending meetings of the Board of Directors and committees thereof.

ITEM 6. EXECUTIVE COMPENSATION

     The following table sets forth the total compensation for the Chief Executive Officer and each of the Company's most highly compensated executive officers whose total salary and bonus for fiscal 1997 exceeded $100,000 or would have exceeded $100,000 on an annualized basis (collectively, the "Named Executive Officers").

                              SUMMARY COMPENSATION TABLE





 NAME AND PRINCIPAL POSITION                                    YEAR          SALARY($)       OTHER ANNUAL   UNDERLYING OPTIONS (#)
 ---------------------------                                    ----          ---------       COMPENSATION   ----------------------
                                                                                              ------------
                                                                                  ANNUAL COMPENSATION               NUMBER OF
                                                                                  -------------------              SECURITIES
                                                                                                                    LONG-TERM
                                                                                                                  COMPENSATION
                                                                                                                     AWARDS
                                                                                                                     ------

 Daniel L. McPeak                                               1997              $141,798      $26,409(3)                   50,000
   Chairman of the Board, and Chief                             1996               116,308        7,500(2)                   50,000
   Executive Officer through April 1997                         1995             84,000(1)        7,500(2)                      -
 Allen J. Simon                                                 1997               177,370       28,760(4)                2,050,000
   Chief Executive Officer as of April 1997
 Patricia McPeak                                                1997               127,135       13,372(5)                   50,000
   President                                                    1996               113,308        6,300(2)                   50,000
                                                                1995             60,000(1)        8,700(2)                      -
 Karen D. Berriman                                              1997                43,189        2,100(2)                  200,000
   Chief Financial Officer as of September 1997
 Ike E. Lynch                                                   1997               131,253       47,700(6)                   60,000
   Vice President of Operations as of
   January 1997
 Dr. Gary A. Miller                                             1997                28,704        4,258(7)                  200,000
   Vice President of Science and Technology
   as of October 1997
 Dennis C. Riddle                                               1997                30,147        2,986(8)                  350,000
   Vice President of Sales and Marketing as
   of November 1997




-----------

(1)  Represents compensation accrued but not paid.

(2) Represents automobile allowance or automobile expenses paid on behalf of the executive.

(3) Represents automobile expenses of $21,787 and other prerequisites paid on behalf of executive.

(4) Represents automobile allowance of $10,200, temporary housing allowance of $18,052 and other perquisites paid on behalf of the executive.

(5) Represents automobile expenses of $9,019 and other perquisites paid on behalf of the executive.

(6) Represents value realized upon the exercise of stock options plus annual auto allowance of $7,200 and temporary housing allowance of $10,500.

(7) Represents automobile allowance and temporary housing and relocation expenses of $3,058.

(8)  Represent temporary housing expenses of $2,986.

OPTION GRANTS IN 1997 TO EXECUTIVES

     The following table sets forth for each of the Named Executive Officers certain information concerning stock options granted during 1997.



 NAME                               NUMBER OF       PERCENT OF TOTAL           EXERCISE             FAIR MARKET        EXPIRATION
 ----                               SECURITIES       OPTIONS GRANTED        PRICE ($/sh.)          VALUE ON DATE          DATE
                                    UNDERLYING       TO EMPLOYEES IN        -------------             OF GRANT            ----
                                     OPTIONS              1997                                        ($/sh.)
                                   GRANTED (#)            ----                                        -------
                                   -----------

                                                                          INDIVIDUAL GRANTS
                                                                          -----------------

 Daniel L. McPeak                         50,000                   1.6%                  $1.00                $4.63          7/9/07
 Allen J. Simon                           50,000                   1.6%                  $1.00                $4.63          7/9/07
 Allen J. Simon                        2,000,000                  64.3%                  $2.00                $2.75         4/18/07
 Patricia McPeak                          50,000                   1.6%                  $1.00                $4.63          7/9/07
 Karen D. Berriman                       200,000                   6.4%                  $3.75                $5.63         9/15/07
 Ike E. Lynch                             60,000                   1.9%                  $1.00                $5.88         1/01/07
 Dr. Gary A. Miller                      200,000                   6.4%                  $4.38                $6.56        10/20/07
 Dennis C. Riddle                        350,000                  11.3%                  $3.84                $5.75         9/19/07




STOCK OPTION EXERCISES AND YEAR-END VALUE TABLE

     The table below reflects the number of shares covered by both exercisable and non-exercisable stock options as of December 31, 1997 for the Named Executive Officers. Values for "in-the-money" options represent the position spread between the exercise price of existing options and the market value for the Company's common stock on December 31, 1997.



 NAME                        SHARES           VALUE        EXERCISABLE       UNEXERCISABLE       EXERCISABLE       UNEXERCISABLE
 ----                     ACQUIRED ON       REALIZED       -----------       -------------       -----------       -------------
                          EXERCISE (#)      --------
                          ------------                     NUMBER OF UNEXERCISED OPTIONS AT            VALUE OF UNEXERCISED
                                                                  DECEMBER 31, 1997                  IN-THE-MONEY OPTIONS AT
                                                                  -----------------                     DECEMBER 31, 1997
                                                                                                        -----------------

 Daniel L. McPeak                                                 100,000                              $275,000
 Allen J. Simon              2,000,000(1)            $0            50,000                              $137,000
 Patricia McPeak                                                  100,000                              $275,000
 Karen D. Berriman                                                                    200,000                                    $0
 Ike E. Lynch                      30,000       $30,000            30,000                               $82,500
 Dr. Gary A. Miller                                                                   200,000                                    $0

 Dennis C. Riddle                                                                     350,000                                    $0



(1) Mr. Simon and the Company have agreed to rescind this purchase of two million shares of Common Stock by Mr. Simon concurrent with the successful completion of an equity financing. Two million shares will reaming under option to Mr. Simon.

     EMPLOYMENT AGREEMENTS

     SIMON EMPLOYMENT AGREEMENT. The Company entered into an Employment Agreement with Mr. Simon in April 1997 (the "Simon Employment Agreement"), pursuant to which Mr. Simon agreed to serve as Chief Executive Officer of the Company. The Simon Employment Agreement provides that Mr. Simon will receive an annual base salary of $250,000 and an annual cash bonus as determined by the Board of Directors. The Company also granted Mr. Simon an option to purchase 2,000,000 shares of common stock at an exercise price of $2.00 per share. The Company will provide Mr. Simon with (i) temporary living relocation expenses associated with his move to Sacramento and reimburse him for all federal and state income taxes he incurs as a result of payment of these expenses; (ii) a life insurance policy in the amount of $1,000,000; (iii) long-term disability insurance coverage; (iv) a car allowance of $1,200 per month; (v) interest expense payments due and payable under the three promissory notes payable to the Company; and (vi) federal and state income tax payments incurred as a result of the three promissory notes.

     On April 18, 1997, Mr. Simon was granted an option to purchase 2,000,000 shares of Company common stock at an exercise price of $2.00 per share, which he exercised on May 29, 1997. Mr. Simon granted to the Company the option to repurchase all or part of the 2,000,000 shares that have not vested under the option agreement ("Repurchase Option"). One third of the shares (666,667) vested and were released from the Repurchase Option immediately, an additional one third of the shares vested on April 18, 1998 and the final one-third of the shares shall vest and be released from the Repurchase Option on April 18, 1999. Mr. Simon and the Company have agreed to rescind the loan transaction and the associated purchase of two million shares of Common Stock by Mr. Simon concurrent with the successful completion of an equity financing. Two million shares will remain under option to Mr. Simon.

     The Simon Employment Agreement may be terminated by Mr. Simon at any time for any reason or no reason upon delivering thirty days notice to the Company. If Mr. Simon's employment is terminated by the Company without Cause (as defined in the Simon Employment Agreement), or if Mr. Simon terminates his employment for Good Reason (as defined in the Simon Employment Agreement), including as a result of a change in control (as defined in the Simon Employment Agreement), he is entitled to a lump sum payment dependent on the amount of time the Simon Employment Agreement has been in effect.

     If the Simon Employment Agreement had been terminated in the first year, the severance amount would have been equal to his base salary for 12 months; if the Simon Employment Agreement is terminated in the second year, the severance amount will be equal to his base salary for 18 months; and if the Simon Employment Agreement has been in effect for longer than two years, the severance amount will equal 24 months of base pay at the time of termination. In addition, Mr. Simon shall receive (i) his base salary accrued through the date of termination; (ii) all accrued vacation pay and accrued bonuses, if any, to the date of termination; (iii) any bonus which would have been paid but for the termination, prorated through the date of termination, based upon the Company's performance and in accordance with the terms, provisions and conditions of any Company incentive bonus plan in which Mr. Simon may be designated a participant;
(iv) providing, for a period of 12 months after the date of termination, at the Company's expense, coverage to Mr. Simon under the Company's life insurance and disability insurance policies and to Mr. Simon and his dependents under the Company's health plan; if any of the Company's health, life insurance, or disability insurance plans are not continued or if Mr. Simon is not eligible for coverage thereunder because of the termination of his employment, the Company shall pay the amount required for Mr. Simon to obtain equivalent coverage; (v) providing to Executive reasonable outplacement services; and (vi) providing an office, secretarial support, and access to equipment and supplies for a period of 6 months after termination. Also upon termination of Mr. Simon's employment by the Company without Cause, all equity options, restricted equity grants and similar rights held by Mr. Simon with respect to securities of the Company shall automatically become fully vested and shall become immediately exercisable.

MCPEAK EMPLOYMENT AGREEMENT. The Company entered into an Employment Agreement with Mr. McPeak in April 1997 (the "McPeak Employment Agreement"), pursuant to which Mr. McPeak agreed to serve as Chairman of the Board of Directors of the Company and previously served as Chief Executive Officer. The McPeak Employment Agreement provides that Mr. McPeak will receive an annual base salary of $150,000 which will be increased to $200,000 upon the Company's realization of positive cash flow on a month-to-month basis. The McPeak Employment Agreement terminates on December 31, 2001, unless his employment is terminated earlier. Thereafter, the term will be automatically extended for additional one-year periods unless either party delivers notice of election not to extend the employment at least 60 days prior to the end of the then current term.

     Mr. McPeak's employment may be terminated prior to the expiration of this agreement under the following circumstances: (i) death; (ii) termination by the Company for Cause (as defined in the McPeak Employment Agreement);
(iii) termination by the Company without Cause (as defined in the McPeak Employment Agreement). If Mr. McPeak is terminated without Cause, he is entitled to the base salary in effect at such time for the remainder of the term of the McPeak Employment Agreement. Within three months of first receiving notice of a Change in Control (as defined in the McPeak Employment Agreement) Mr. McPeak may elect to retire from service and render, on a non-exclusive basis, only such consulting and advisory services to the Company as he may reasonably accept and he is entitled to continue receiving his benefits and salary until the later of
(i) six months after the date of such election, (ii) subsequent full-time employment with another enterprise, or (iii) the expiration of the term of the McPeak Employment Agreement.

MS. MCPEAK EMPLOYMENT AGREEMENT. The Company entered into an Employment Agreement with Ms. McPeak in April 1997 (the "Ms. McPeak Employment Agreement"), pursuant to which Ms. McPeak agreed to serve as President of the Company. The Ms. McPeak Employment Agreement provides that Ms. McPeak will receive an annual base salary of $130,000 which will be increased to $150,000 upon the Company's realization of positive cash flow on a month-to-month basis.

     The Ms. McPeak Employment Agreement terminates on December 31, 2001, unless her employment is terminated earlier. Thereafter, the term will be automatically extended for additional one-year periods unless either party delivers notice of election not to extend the employment at least 60 days prior to the end of the then current term. Ms. McPeak's employment may be terminated prior to the expiration of the agreement under the following circumstances: (i) death;
(ii) termination by the Company for Cause (as defined in the Ms. McPeak Employment Agreement); (iii) termination by the Company without Cause (as defined in the Ms. McPeak Employment Agreement). If Ms. McPeak is terminated without Cause, she is entitled to the base salary in effect at such time for the remainder of the term of the Ms. McPeak Employment Agreement. Within three months of first receiving notice of a Change in Control (as defined in the Ms. McPeak Employment Agreement) Ms. McPeak may elect to retire from service and render, on a non-exclusive basis, only such consulting and advisory services to the Company as she may reasonably accept and she is entitled to continue receiving her benefits and salary until the later of (i) six months after the date of such election, (ii) subsequent full-time employment with another enterprise, or (iii) the expiration of the term of the Ms. McPeak Employment Agreement.

BERRIMAN EMPLOYMENT AGREEMENT. The Company entered into an Employment Agreement with Ms. Berriman in September 1997 (the "Berriman Employment Agreement"), pursuant to which Ms. Berriman agreed to serve as Vice President and Chief Financial Officer. The Berriman Employment Agreement provides that Ms. Berriman will receive an annual base salary of $150,000 and an annual cash bonus as determined by the Chief Executive Officer and the Board of Directors. The Berriman Employment Agreement also granted to Ms. Berriman an option to purchase 200,000 shares of the Company's common stock at an exercise price of $3.752, which was .667 times the closing price of the shares on the the date of grant. The option vests over three years and has a ten year term.

     The Berriman Employment Agreement may be terminated by Ms. Berriman for any reason or no reason upon delivering thirty days notice to the Company. If Ms. Berriman's employment is terminated by the Company without Cause (as defined in the Berriman Employment Agreement), or if Ms. Berriman terminates her employment for Good Reason (as defined in the Berriman Employment Agreement), including as a result of a Change in Control (as defined in the Berriman Employment Agreement), she is entitled to a lump sum payment dependent on the amount of time the Berriman Employment Agreement has been in effect.

     If the Berriman Employment Agreement is terminated in the first year, the severance amount will be equal to her base salary for 12 months; if the Berriman Employment Agreement is terminated in the second year, the severance amount will be equal to her base salary for 18 months; and if the Berriman Employment Agreement has been in effect for longer than two years, the severance amount will equal 24 months of base pay at the time of termination. In addition, Ms. Berriman shall receive (i) her base salary accrued through the date of termination; (ii) all accrued vacation pay and accrued bonuses, if any, to the date of termination; (iii) any bonus which would have been paid but for the termination, prorated through the date of termination, based upon the Company's performance and in accordance with the terms, provisions and conditions of any Company incentive bonus plan in which Ms. Berriman may be designated a participant; (iv) providing, for a period of 12 months after the date of termination, at the Company's expense, coverage to Ms. Berriman under the Company's disability insurance policies and to Ms. Berriman and her dependents under the Company's health plan; if any of the Company's health or disability insurance plans are not continued or if Ms. Berriman is not eligible for coverage thereunder because of the termination of her employment, the Company shall pay the amount required for Ms. Berriman to obtain equivalent coverage.

LYNCH EMPLOYMENT AGREEMENT. In January 1997, the Company's wholly-owned subsidiary, Food Extrusion Montana, Inc. entered into an Employment Agreement with Mr. Lynch (the "Lynch Employment Agreement"), pursuant to which Mr. Lynch agreed to serve as President and Chief Operations Officer. The Lynch Employment Agreement provides that Mr. Lynch will receive an annual base salary of $125,000 per year.

     The Lynch Employment Agreement terminates on December 31, 2002, unless his employment is terminated earlier. Thereafter, the term will be automatically extended for an additional two year term unless either party delivers notice of election not to extend the employment at least 30 days prior to the expiration of the initial term. Mr. Lynch's employment may be terminated prior to the expiration of the agreement under the following circumstances: (i) the mutual written agreement of FoodEX MT and Mr. Lynch; (ii) Mr. Lynch's disability, which shall, for the purposes of the Lynch Employment Agreement, mean Mr. Lynch's inability due to physical or mental impairment, to perform Mr. Lynch's duties and obligations under the Lynch Employment Agreement, despite reasonable accommodation by the FoodEX MT, for a period exceeding three months;
(iii) Mr. Lynch's death; (iv) notice of termination by FoodEX MT for cause (as defined in the Lynch Employment Agreement); or (v) written notice of termination by FoodEX MT without cause upon fourteen (14) days notice, subject to the compensation for early termination. If Mr. Lynch is terminated without cause, he is entitled to the base salary in effect at such time for the remainder of the term of the Lynch Employment Agreement.

MILLER EMPLOYMENT AGREEMENT. The Company entered into an Employment Agreement with Dr. Miller in October 1997 (the "Miller Employment Agreement"), pursuant to which Dr. Miller agreed to serve as Vice President of Research and Development. The agreement provides that Dr. Miller will receive an annual base salary of $150,000 and an annual base bonus as determined by the Chief Executive Officer and the Board of Directors. The Miller Employment Agreement also granted to Dr. Miller an option to purchase 200,000 shares of the Company's common stock at an exercise price of $4.377, which was .667 times the closing price of the shares on the date of grant. The option vests over three years and has a ten year term.

     The Miller Employment Agreement may be terminated by Dr. Miller for any reason or no reason upon delivering thirty days notice to the Company. If
Dr. Miller's employment is terminated by the Company without Cause (as defined in the Miller Employment Agreement), or if Dr. Miller terminates his employment for Good Reason (as defined in the Miller Employment Agreement), including as a result of a Change in Control (as defined in the Miller Employment Agreement), he is entitled to a lump sum payment dependent on the amount of time the Miller Employment Agreement has been in effect.

     If the Miller Employment Agreement is terminated in the first year, the severance amount will be equal to his base salary for 12 months; if the Miller Employment Agreement is terminated in the second year, the severance amount will be equal to his base salary for 18 months; and if the Miller Employment Agreement has been in effect for longer than two years, the severance amount will equal 24 months of base pay at the time of termination. In addition, Mr. Miller shall receive (i) his base salary accrued through the date of termination; (ii) all accrued vacation pay and accrued bonuses, if any, to the date of termination; (iii) any bonus which would have been paid but for the termination, prorated through the date of termination, based upon the Company's performance and in accordance with the terms, provisions and conditions of any Company incentive bonus plan in which Mr. Miller may be designated a participant; (iv) providing, for a period of 12 months after the date of termination, at the Company's expense, coverage to Mr. Miller under the Company's life insurance and disability insurance policies and to Mr. Miller and his dependents under the Company's health plan; if any of the Company's health, life insurance or disability insurance plans are not continued or if Mr. Miller is not eligible for coverage thereunder because of the termination of her employment, the Company shall pay the amount required for Mr. Miller to obtain equivalent coverage.

RIDDLE EMPLOYMENT AGREEMENT. The Company entered into an Employment Agreement with Mr. Riddle in September 1997 (the "Riddle Employment Agreement"), pursuant to which Mr. Riddle agreed to serve as Vice President of Marketing. The agreement provides that Mr. Riddle will receive an annual base salary of $175,000 and an annual cash bonus as determined by the Chief Executive Officer and the Board of Directors. The Riddle Employment Agreement also granted to Mr. Riddle an option to purchase 350,000 shares of the Company's common stock at an exercise price of

$3.835, which was .667 times the closing price of the shares on the date of grant. The option vests over two years and has a ten year term.

     The Riddle Employment Agreement may be terminated by Mr. Riddle for any reason or no reason upon delivering thirty days notice to the Company. If
Mr. Riddle's employment is terminated by the Company without Cause (as defined in the Riddle Employment Agreement), or if Mr. Riddle terminates his employment for Good Reason (as defined in the Riddle Employment Agreement), including as a result of a Change in Control (as defined in the Riddle Employment Agreement), he is entitled to a lump sum payment dependent on the amount of time the Riddle Employment Agreement has been in effect.

     If the Riddle Employment Agreement is terminated in the first year, the severance amount will be equal to his base salary for 12 months; if the Riddle Employment Agreement is terminated in the second year, the severance amount will be equal to his base salary for 18 months; and if the Riddle Employment Agreement has been in effect for longer than two years, the severance amount will equal 24 months of base pay at the time of termination. In addition, Mr. Riddle shall receive (i) his base salary accrued through the date of termination; (ii) all accrued vacation pay and accrued bonuses, if any, to the date of termination; (iii) any bonus which would have been paid but for the termination, prorated through the date of termination, based upon the Company's performance and in accordance with the terms, provisions and conditions of any Company incentive bonus plan in which Mr. Riddle may be designated a participant; (iv) providing, for a period of 12 months after the date of termination, at the Company's expense, coverage to Mr. Riddle under the Company's disability insurance policies and to Mr. Riddle and his dependents under the Company's health plan; if any of the Company's health or disability insurance plans are not continued or if Mr. Riddle is not eligible for coverage thereunder because of the termination of his employment, the Company shall pay the amount required for Mr. Riddle to obtain equivalent coverage.

CHERUVANKY EMPLOYMENT AGREEMENT. The Company entered into an Employment Agreement with Dr. Cheruvanky in April 1996 (the "Cheruvanky Employment Agreement"), pursuant to which Dr. Cheruvanky agreed to serve in the position of Research Biochemist. In 1996, the title of her position was changed to Director of Research and Development of the Company. The Cheruvanky Employment Agreement provides that Dr. Cheruvanky will receive an annual base salary of $50,000.

     The agreement will terminate on April 14, 1999. Thereafter, the Cheruvanky Employment Agreement will be automatically extended for another three year term unless either party notifies the other party in writing thirty days prior to the expiration of the initial term of her or its intention not to renew the Cheruvanky Employment Agreement.

     The Cheruvanky Employment Agreement shall be terminated prior to the expiration of this agreement upon the occurrence of any of the following events:
(i) the mutual written agreement of the Company and Dr. Cheruvanky; (ii) Dr. Cheruvanky's disability, the inability due to physical or mental impairment to perform the employees duties and obligations under the Cheruvanky Employment Agreement; (iii) Dr. Cheruvanky's death; (iv) termination for Cause (as defined in the Cheruvanky Employment Agreement); (v) termination without Cause. If Dr. Cheruvanky is terminated without Cause, she is entitled to an amount equal to her monthly base salary multiplied by the number of months remaining in the term of the Cheruvanky Employment Agreement.

SASTRY EMPLOYMENT AGREEMENT. The Company entered into an Employment Agreement with Dr. Sastry in April 1996 (the "Sastry Employment Agreement"), pursuant to which Dr. Sastry agreed to serve in the position of Research Pharmaceutical Chemist. In 1996, the title of his position was changed to Director of Science and Technology of the Company. The Employment Agreement provides that Dr. Sastry will receive an annual base salary of $50,000.

     The agreement will terminate on April 14, 1999. Thereafter, the Sastry Employment Agreement will be automatically extended for another three year term unless either party notifies the other party in writing thirty days prior to the expiration of the initial term of his or its intention not to renew the Sastry Employment Agreement.

     The Sastry Employment Agreement shall be terminated prior to the expiration of this agreement upon the occurrence of any of the following events: (i) the mutual written agreement of the Company and Dr. Sastry; (ii) Dr. Sastry's disability, the inability due to physical or mental impairment to perform the employees duties and obligations under the Sastry Employment Agreement; (iii) Dr. Sastry's death; (iv) termination for Cause (as defined in the Sastry Employment Agreement); (v) termination without Cause. If Dr. Sastry is terminated without Cause, he is entitled to an amount equal to his monthly base salary multiplied by the number of months remaining in the term of the Sastry Employment Agreement.

STOCK OPTION PLANS



1997 STOCK OPTION PLAN. The Board of Directors adopted the 1997 Stock Option Plan (the "1997 Plan") in November 1997 and the shareholders approved the 1997 Plan in May 1998. A total of 5,000,000 shares have been authorized for issuance under the 1997 Plan, of which 4,900,000 shares are available for future grant as of the date of this Registration Statement. The 1997 Plan provides for the grant of "incentive stock options" as defined in Section 422A of the Internal Revenue Code of 1986, as amended (the "Code"), to employees of the Company. The 1997 Plan also provides for the grant of options that are not intended to qualify as incentive stock options under Section 422A of the Code to employees, non-employee directors and consultants of the Company. The exercise price of any incentive stock option granted under the 1997 Plan may not be less than 100% of the fair market value of the Company's common stock on the date of grant and of any nonqualified stock option 85% of fair market value and 110% of fair market value in the case of a participant owning stock possessing more than 10% of the voting rights of the Company's outstanding capital stock. Shares subject to an option granted under the 1997 Plan may be purchased for cash, in exchange for shares of common stock owned by the optionee, or other consideration as set forth in the 1997 Plan. The 1997 Plan is administered by the Board of Directors. Under the 1997 Plan, options vest not less than 20% per year and have ten year terms (except with respect to 10% stockholders which have five-year terms). If the Company sells substantially all of its assets, is a party to a merger or consolidation in which it is not the surviving corporation (a "Change of Control"), then the Company has the right to accelerate unvested options and shall give the option holder written notice of the exercisability and specify a time period in which the option may be exercised. All options shall terminate in their entirety to the extent not exercised on or prior to the date specified in the written notice unless the agreement governing the Change of Control shall provide otherwise.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Mr. Kirit Kamdar has been a Director of the Company since August 5, 1998 and was a Director of the Company from January 1990 to September 1992. From January 1990 to April 1994, Mr. Kamdar served as the Company's Executive Vice President. Mr. Kamdar currently owns 1,751,250 shares of the Company's common stock or 8.26%. Since July 1974, Mr. Kamdar has been Chairman of the Board and Chief Executive Officer of Kamflex Corporation, an Illinois manufacturing corporation ("Kamflex") and a vendor of extrusion and conveyor equipment. In 1996, Kamflex sold $205,542 worth of such equipment to the Company pursuant to its standard commercial terms and prices. In 1997, Kamflex has continued to generate sales revenues from its supplier arrangement with the Company. Kamflex's sales volume to customers other than the Company is approximately $3.5 to $4 million per year.

     In May 1997, Allen J. Simon, a director and Chief Executive Officer of the Company exercised a previously-granted stock option to purchase 2,000,000 shares of common stock of the Company at an exercise price of $2.00 per share. The exercise price was paid by delivery to the Company of Mr. Simon's promissory notes in the aggregate principal amount of $4,000,000. Such notes bear an interest rate of 8% per annum and are secured by the 2,000,000 shares and are payable upon a sale of a portion or all of the shares of common stock of the Company pledged as collateral for the notes. Mr. Simon and the Company have agreed to rescind the loan transaction and the associated purchase of two million shares of Common Stock by Mr. Simon concurrent with the successful closing of an equity financing. The two million shares will remain under option to Mr. Simon.

     In November 1995, FoodEx CA issued and sold an aggregate of 100,000 shares of common stock to Daniel L. McPeak, Chairman of the Board of the Company, and Patricia McPeak, a Director and President of the Company, in consideration for cancellation of notes and compensation payable, less notes receivable, totaling $495,511.

     The Company believes that all of the transactions set forth above were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. The Company intends that all future transactions, including loans, between the Company and its officers, directors, principal stockholders and their affiliates be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors on the Board of Directors, and be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

ITEM 8. DESCRIPTION OF SECURITIES

     The following summary is a description of certain provisions of the Company's Certificate of Incorporation and

Bylaws. Such summary does not purport to be complete and is subject to, and is qualified in its entirety by, all of the provision of the Certificate of Incorporation and Bylaws, including the definitions therein of certain terms. Copies of the Certificate of Incorporation and Bylaws are filed as exhibits to the Registration Statement.

COMMON STOCK

     Pursuant to the Company's Certificate of Incorporation, the Board of Directors has authority to issue up to 100,000,000 shares of common stock, par value $0.001 per share. As of August 15, 1998, there were 20,760,500 shares of common stock outstanding and 175 holders of record of common stock. Each holder of common stock is entitled to one vote for each share held on all matters. Cumulative voting in elections of directors and all other matters brought before stockholders meetings, whether they be annual or special, is not provided for under the Company's Certificate of Incorporation or Bylaws. However, under certain circumstances, cumulative voting rights in the election of the Company's directors may exist under California law. See "Description of Capital Stock Application of California General Corporate Law." The holders of common stock will be entitled to receive such dividends, if any, as may be declared by the board from time to time out of legally available funds, subject to any preferential dividend rights of any outstanding shares of Preferred Stock. Upon the liquidation, dissolution, or winding up of the Company, the holders of the common stock will be entitled to share ratably in all assets of the Company that are legally available for distribution, after payment of all debt and other liabilities and distribution in full of preferential amounts, if any, to be distributed to holders of Preferred Stock. The holders of common stock are not entitled to preemptive, subscription, redemption, or conversion rights. The rights, preferences, and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK

     Pursuant to the Company's Certificate of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of Preferred Stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the common stock, and may adversely affect the voting and other rights of the holders of common stock. As of the date of this Form, there are no issued and outstanding shares of Preferred Stock.

REGISTRATION RIGHTS

     Pursuant to an agreement between the Company and Monsanto dated February 1997, Monsanto is entitled to certain demand and so-called "piggyback" registration rights with respect to the registration of such shares under the Securities Act of 1933, as amended (the "Securities Act"). The Company has also granted certain so-called "piggyback" registration rights to Allen J. Simon, the Company's Chief Executive Officer, and certain holders of common stock. If the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, Monsanto, Mr. Simon and certain holders of common stock are entitled to notice of such registration and are entitled to include shares of such common stock therein. Additionally, Monsanto is entitled to certain demand registration rights pursuant to which Monsanto may require the Company to file a registration statement under the Securities Act with respect to shares of common stock issued to Monsanto upon conversion of a promissory note payable by the Company to Monsanto, and the Company is required to use its best efforts to effect such registration. All of these registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration.

TRANSFER AGENT AND REGISTRAR

     American Stock Transfer and Trust Company has been appointed as the transfer agent and registrar for the Company's common stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND
BYLAWS

CERTIFICATE OF INCORPORATION AND BYLAWS

     Certain provisions of the Company's Certificate of Incorporation and Bylaws could be deemed to have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board and in the policies formulated by the Board, and to discourage an unsolicited takeover of the Company if the Board determines that such takeover is not in the best interests of the Company and its stockholders. However, these provisions could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management even if some or a majority of stockholders deemed such an attempt to be in their best interests.

     The Certificate of Incorporation provides for a classified Board consisting of three classes, as nearly equal in number as the then authorized number of directors constituting the Board permits. The initial terms of the first class, the second class and the third class are set to expire at the conclusion of the 1998 annual meeting, the 1999 annual meeting, and the 2000 annual meeting of stockholders, respectively. At each annual meeting of stockholders beginning in 1998, successors to the directors whose terms expire at that annual meeting shall be elected for a three-year term, with each director to hold office until a successor has been duly elected and qualified. As a result, approximately one-third of the Board will be elected each year.

     The Bylaws provide that stockholders may remove a director with cause only upon the affirmative vote of a majority of shares entitled to vote at an election of directors. This provision, combined with the provisions in the Bylaws authorizing the Board to fill vacant directorships, precludes a stockholder from removing incumbent directors and simultaneously gaining control of the Board by filling the vacancies created by such removal with its own nominees. The Certificate of Incorporation also provides that the affirmative vote of 66 2/3% of the outstanding shares is required to amend certain provisions in the Company's Certificate of Incorporation.

     The Bylaws establish an advance notice procedure for the nomination, other than by or at the direction of the Board, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. Notice must be received by the Company not less than 60 days prior to the annual meeting and must contain certain specified information concerning the persons to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal. The Bylaws also provide that special meetings of stockholders of the Company may be called by a stockholder holding not less than 20% of the Company's outstanding voting stock only upon 60 days advance notice.

DELAWARE TAKEOVER STATUTE

     The Company is subject to Section 203 of the Delaware General Corporations Law ("Section 203") which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Section 203 defines business combinations to include: (i) any merger or consolidation involving the corporation and the interested stockholder, (ii) any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation, (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder, or (v) the receipt by the interested stockholder of the benefits of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

APPLICATION OF CALIFORNIA GENERAL CORPORATE LAW

     Although incorporated in Delaware, the Company is headquartered in the State of California. Section 2115 of the California General Corporation Law ("Section 2115") provides that certain provisions of the California General Corporation Law shall be applicable to a corporation organized under the laws of another state to the exclusion of the law of the state in which it is incorporated, if the corporation meets certain tests regarding the business done in California and the number of its California stockholders.

     An entity such as the Company is subject to Section 2115 if, on a consolidated basis, the average of the property factor, payroll factor and sales factor deemed to be in California during its latest full income year is more than 50% and more than one half of its outstanding voting securities are held of record by persons having addresses in California. Section 2115 does not apply to a corporation with outstanding securities listed on the New York or American Stock Exchange, or with outstanding securities designated as qualified for trading as a national market security on the National Association of Securities Dealers Automatic Quotation System, if such corporation has at least 800 beneficial holders of its equity securities. Since the Company currently would be deemed to meet the factors discussed above, it is and will be subject to
Section 2115.

     During the period that the Company is subject to Section 2115, the provisions of the California General Corporation Law regarding the following matters are made applicable to the exclusion of the law of the State of
Delaware: annual election of directors; removal of directors without cause; removal of directors by court proceedings; filling of director vacancies where less than a majority in office elected by shareholders; directors' standard of care; liability of directors for unlawful distributions; indemnification of directors, officers and others; limitations on corporate distributions of cash or property; liability of a shareholder who receives unlawful distribution; requirement for annual shareholders' meetings and remedy if same not timely held; shareholders' right to cumulate votes at any election of directors; supermajority vote requirements; limitations on sales of assets; limitations on mergers; reorganizations; dissenters' rights in connection with reorganizations; records and reports; actions by the California Attorney General; and rights of inspection.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     The principal United States market for the Company's common stock is the OTC Bulletin Board. The following is the high and low bid information for such common stock:


          COMMON STOCK                                          HIGH      LOW
          ------------                                          ----      ---

          1998
          First Quarter (through March 31, 1998)                $5.797    $3.297
          Second Quarter (through June 30, 1998)                 $6.25     $3.00
          Third Quarter (through August 15, 1998)               $3.625    $1.875
          1997
          First Quarter (through March 31, 1997)                $12.50     $3.75
          Second Quarter (through June 30, 1997)                 $6.00     $1.50
          Third Quarter (through September 30, 1997)            $6.625     $4.50
          Fourth Quarter (through December 31, 1997)             $8.50    $3.125
          1996
          First Quarter (through March 31, 1996)                 $5.25     $4.25
          Second Quarter (through June 30, 1996)                 $5.50    $3.875
          Third Quarter (through September 30, 1996)            $5.625   $2.9375
          Fourth Quarter (through December 31, 1996)             $5.50    $2.875


There are approximately 175 holders of record of the Company's common stock as of August 15, 1998.

SHARES ELIGIBLE FOR SALE

     Sales of substantial numbers of shares of common stock in the public market could adversely affect the market price of the common stock. Of the 20,760,500 shares outstanding as of August 15, 1998, (i) approximately 9,310,000 shares issued and outstanding as of August 15, 1998 are eligible for resale in the public markets subject to compliance with Rule 144 ("Rule 144") promulgated under the Securities Act of 1933, as amended (the "1933 Act") and (ii) approximately 11,540,000 shares will be eligible for immediate sale in the public market as unrestricted shares or pursuant to Rule 144(k) of the 1933 Act. In addition, approximately 1,735,000 shares subject to options and warrants (if exercised) will be eligible for sale in the public market 90 days after effectiveness of this registration statement pursuant to Rule 701 of the 1933 Act. As of August 15, 1998, the Company had outstanding warrants to purchase up to 600,000 shares of common stock. In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated for purposes of Rule 144) who beneficially owns restricted securities with respect to which at least one year has elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock of the Company, or, if the Common Stock is quoted on Nasdaq or a stock exchange, the average weekly trading volume in Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about the Company. A person who is not an affiliate, who has not been an affiliate within three months prior to sale, and who beneficially owns restricted securities with respect to which at least two years have elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company, is entitled to sell such shares under Rule 144(k) without regard to any of the volume limitations or other requirements described above. Assuming the Monsanto Company converts its outstanding convertible, non-interest promissory note to common stock (see "Liquidity and Capital Resources"), holders of an aggregate of up to approximately 7,335,000 shares of common stock, issued and outstanding as of August 15, 1998, have rights under certain circumstances to require the Company to register their shares for future sales. This number includes 2,000,000 shares issued upon exercise of a stock option which the Company and the officer have agreed to rescind concurrent with an equity financing. See "Description of Capital Stock-Registration Rights."

DIVIDENDS

     The Company has not paid, nor declared, any dividends since its inception and does not intend to declare any such dividends in the foreseeable future. The Company's ability to pay dividends is subject to limitations imposed by Delaware law and, as a quasi-California corporation, to the more restrictive provision of California law. Under Delaware law, dividends may be paid to the extent that the corporation's assets exceed its liabilities and it is able to pay its debts as they become due in the usual course of business. California law generally prohibits a corporation from paying dividends unless the retained earnings of the corporation immediately prior to the distribution exceed the amount of the distribution. Alternatively, a corporation may pay dividends if (i) the assets of the corporation exceed 1 1 4 times its liabilities; and (ii) the current assets of the corporation equal or exceed its current liabilities, but if the average pre-tax earnings of the corporation before interest expense for the two years preceding the distribution was less than the average interest expense of the corporation for those years, the current assets of the corporation must exceed 1 1/4 times its current liabilities. See "Description of Capital Stock-Application of California General Corporate Law."

ITEM 2. LEGAL PROCEEDINGS

     The Company is not involved in any material pending legal proceedings, other than routine litigation incidental to the Company's business, to which the Company is a party or of which any of its property is subject.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     Coopers & Lybrand LLP ("C&L") were previously the principal accountants for the Company. On July 28, 1997, C&L's appointment as independent accountants was terminated and the Company engaged Price Waterhouse LLP as the Company's independent accountants. The Company's Board of Directors approved the decision to change accountants. The opinions of C&L on the balance sheet of the Company for the years ended December 31, 1996 and 1995, the statement of operations, shareholders' deficit, and cash flows for the Company for the period from May 9, 1989 to December 31, 1996, did not contain any adverse opinions or disclaimers or opinions, or modifications as to uncertainty, audit scope or accounting principles. There were no disagreements between the Company and C&L on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of C&L, would have caused it to make reference to the subject matter of the disagreements in connection with its report.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     In August 1998, the Company issued 30,000 shares of common stock to Ike Lynch, Vice President of Operations on the exercise of previously granted stock options at an exercise price of $1.00 per share. The trading value of the shares was $2.00 on the date of exercise. The shares were issued without registration in reliance on the exemption provided by 4(2) of the Securities Act.

     In July and August 1998, the Company issued 100,000 shares of common stock to Daniel McPeak, the Company's Chairman of the Board and 100,000 shares of common stock to Patricia McPeak, the Company's President on the exercise of previously-granted stock options at an exercise price of $1.00 per share. The trading value of the shares ranged from $2.00 to $3.25 on the dates of exercise. The shares were issued without registration in reliance on the exemption from registration provided by 4(2) of the Securities Act.

     In July 1998, the Company issued 50,00 shares of common stock to Allen Simon, the Company's Chief Executive Officer, and his assignees on the exercise of previously-granted stock options at an exercise price of $1.00 per share. The trading value of the shares was $2.875 on the date of exercise. The shares were issued without registration in reliance on the exemption from registration provided by 4(2) of the Securities Act.

     In December 1997, the Company issued 100,000 shares of common stock to Bob Hesse, a consultant of the Company, on the exercise of previously-granted stock options upon surrender of 25,000 shares of the Company's common stock for the exercise price of $1.00 per share. The trading value of the shares was $4.00 per share on the date of surrender. The shares were issued without registration in reliance on the exemption from registration provided by 4(2) of the Securities Act.

     In September 1997, the Company issued 322,500 shares of common stock in settlement of litigation. The shares previously outstanding were cancelled and new shares issued in replacement thereof. The shares had a value of $215,000 when originally issued in 1995. The Shares were issued without registration in reliance in the exemption from registration provided by 4(2) of The Securities Act.

     In August 1997, the Company issued 1,000 shares of common stock to Terry Miller, an employee of the Company, on the exercise of previously-granted stock options at an exercise price of $1.00 per share. The trading value of the shares was $4.00 per share on the date of exercise. The shares were issued without registration in reliance on the exemption from registration provided by 4(2) of the Securities Act.

     In August 1997, the Company issued warrants to purchase an aggregate of 25,000 shares each of common stock of the Company to Tom Schultz and Theodore Swartwood in connection with services rendered. The shares were issued without registration under the Securities Act in reliance on the exemption from registration provided by 4(2) of the Securities Act.

     In July 1997, the Company issued 40,000 shares of common stock to Marilyn Roosevelt, a consultant to the Company in connection with services rendered. The value of the shares on the date of issuance was $200,000. The shares were issued without registration under the Securities Act in reliance on the exemption from registration provided by 4(2) of the Securities Act.

     In July 1997, the Company issued and sold 18,750 shares to Carl Burhanan, a creditor of the Company, to correct an error in a prior share issuance related to the cancellation of indebtedness. The value of the shares on the date of issuance was $104,297. The shares were issued without registration under the Securities Act in reliance on the exemption from registration provided by 4(2) of the Securities Act.

     In June 1997, the Company issued and sold to Stephen Holloman, Director of Engineering of the Company, 20,000 shares of common stock on the exercise of previously-granted stock options at an exercise price of $1.00 per share. The trading value of the shares was $3.50 per share on the date of exercise. The shares were issued without registration under the Securities Act in reliance on the exemption from registration provided by 4(2) of the Securities Act.

     In May 1997, the Company issued and sold to Allen J. Simon, a director and Chief Executive Officer of the Company, 2,000,000 shares of common stock on the exercise of previously-granted stock options at an exercise price of $2.00 per share. The trading value of the shares was $2.875 per share on the effective date of exercise. The shares were issued without registration under the Securities Act in reliance on the exemption from registration provided by 4(2) of the Securities Act. Mr. Simon and the Company have agreed to rescind this purchase of two million shares of Common Stock by Mr. Simon concurrent with the successful completion of an equity financing. Two million shares will reaming under option to Mr. Simon.

     Effective May 1997, the Company issued 29,715 shares of common stock to Mel Shulman, a consultant to the Company in connection with services rendered. The value of the shares on the date of issuance was $85,430. The shares were issued without registration under the Securities Act in reliance on the exemption from registration provided by 4(2) of the Securities Act.

     In April 1997, the Company issued and sold to Ike Lynch 30,000 shares of common stock on the exercise of previously-granted stock options at an exercise price of $1.00 per share. The trading value of the shares was $2.00 per share on the date of exercise. The shares were issued without registration under the Securities Act in reliance on the exemption from registration provided by 4(2) of the Securities Act.

     In January 1997, the Company's subsidiary, Food Extrusion Montana, Inc., purchased certain assets of Centennial Foods, Inc. in exchange for the Company's issuance of 310,000 shares of common stock and the assumption of certain liabilities totaling approximately $1,320,000. The shares were issued with a put value of $5.00 per share. The put may be exercised for a period of 30 days beginning November 1, 1998. The shares were issued without registration under the Securities Act in reliance on the exemption from registration provided by 3(a)(10) of the Securities Act.

     From January 1996 through April 1996, the Company issued and sold to 28 accredited investors 40 Units, each Unit consisting of 35,000 shares of common stock and a warrant to purchase 15,000 shares of common stock, at $25,000 per Unit for an aggregate offering price of $1,000,000. The Units were issued without registration under the Securities Act in reliance on the exemption from registration provided by Regulation D promulgated under the Securities Act.

     In March 1996, the Company issued and sold 578,000 shares of common stock as additional consideration for a note payable in the amount of $1,750,000 to a lender. The value of the shares on the date of issuance was $410,380. The shares were issued without registration under the Securities Act in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

     In January 1996, the Company issued and sold 12,822,751 shares of common stock to 21 shareholders of FoodEx CA in an exchange of 7.5 shares of the Company's common stock for each outstanding share of FoodEx CA. The shares were issued without registration under the Securities Act in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. All prior share issuances reflect shares prior to the 7.5 share exchange.

     In January 1996, FoodEx CA, the predecessor to the Company, issued and sold an aggregate of 45,000 shares of common stock to three capital consulting firms, one of which was controlled by a then-director of the Company, in exchange for cancellation of notes and accrued interest amounting to $223,813. FoodEx CA also issued and sold to the three capital consulting firms, warrants to purchase up to 305,000 shares of common stock at an exercise price of $.01 per share. The warrants were subsequently exercised. The shares and warrants were issued without registration under the Securities Act in reliance on the exemption from registration provided by Regulation D promulgated under the Securities Act.

     In January 1996, FoodEx CA issued and sold 2,500 shares of common stock to a lender in exchange for cancellation of debt and accrued interest. The value of the shares on the date of issuance was $12,500. The shares were issued without registration under the Securities Act in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

     In January 1996, FoodEx CA issued and sold 2,500 shares of common stock to Steve Saunders, a shareholder of the Company, to correct an error in a prior share issuance. The value of the shares on the date of issuance was $12,500. The shares were issued without registration in reliance on the exemption from registration provided by Section 4(2) of the

Securities Act.

     In January, 1996, FoodEx CA issued and sold 1,000 shares to an employee of the Company as additional compensation for services rendered. The value of the shares on the date of issuance was $5,000. The shares were issued without registration under the Securities Act in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

     In January 1996, FoodEx CA issued and sold 6,000 shares each of common stock to Daniel McPeak and Patricia McPeak, directors, officers and shareholders of the Company as additional compensation. The value of the shares on the date of issuance to Daniel McPeak and Patricia McPeak was $30,000 each. The shares were issued without registration in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

     In November 1995, FoodEx CA issued and sold 100,000 shares of common stock to Daniel L. McPeak and Patricia McPeak, two of the Company's directors, officers and shareholders, in exchange for cancellation of notes and compensation payable, less notes receivable. The value of the shares on the date of issuance was $495,510. The shares were issued without registration under the Securities Act in reliance on the exemption from registration provided by
Section 4(2) of the Securities Act.

     In November 1995, FoodEx CA issued and sold 10,800 shares of common stock to Steve Saunders, a shareholder of the Company, for cancellation of debt and accrued interest. The value of the shares on the date of issuance was $53,513. The shares were issued without registration under the Securities Act in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

     In November 1995, FoodEx CA issued and sold 199,900 shares of common stock to five lenders in exchange for cancellation of debt and accrued interest. The value of the shares on the date of issuance was $999,501. The shares were issued without registration under the Securities Act in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

     In October 1995, FoodEx CA issued and sold 31,000 shares of common stock to Gene Boyer et al, a shareholder, for services rendered and capital contributions to FoodEx CA. The value of the shares on the date of issuance was $155,000. The shares were issued without registration in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Certificate of Incorporation and Bylaws provide for expanded indemnification of directors and officers of the Company and limits the liability of directors of the Company. The Bylaws provide that the Company shall indemnify each person who is or was an officer or director of the Company, or is or was serving as an officer, director, employee or agent of any other corporation, partnership, joint venture, trust or other enterprise at the request of the Company, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement (if such settlement is approved in advance by the Company, which approval shall not be unreasonably withheld) actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Such right to indemnification includes the right to advancement of expenses incurred by such person prior to final disposition of the proceeding, provided that such director or officer shall provide the Company with an undertaking to repay all amounts so advanced if it shall ultimately be determined by final judicial decision that such person is not entitled to be indemnified for such expenses. The Bylaws also provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or her i connection with the defense or settlement of such action or suit, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. No person shall be indemnified by the Company for any expenses or amounts paid in settlement with respect to any action to recover short-swing profits under Section 16(b) of the Securities Exchange Act of 1934, as amended. The Certificate of Incorporation provides that if the Delaware General Corporation Law is amended to further eliminate or limit the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. The Company has also entered into agreements to indemnify its officers and directors in addition to the indemnification provided for in the Company's Bylaws.

     The Company has also entered into indemnification agreements with its directors and officers which similarly provide for the indemnification and advancement of expenses. In addition, the Company has agreed to indemnify
Mr. Simon to the fullest extent of the law pursuant to the terms of Mr. Simon's employment agreement with the Company. See "Description of Capital Stock - Application of California General Corporate Law."

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers and directors of the Company pursuant to the provisions of the Company's Certificate of Incorporation, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                                       PART F/S
                                  THE RICEX COMPANY
                            INDEX TO FINANCIAL STATEMENTS


                                                                          Page
                                                                          ----

  Report of Independent Accountants                                         F-2
  Consolidated Balance Sheets as of December 31, 1996 and                   F-3
  1997 and June 30, 1998 (unaudited)
  Consolidated Statements of Operations for the years ended December 31,    F-4
    1995, 1996 and 1997 and for the six months ended June 30, 1997 and
    1998 (unaudited)
  Consolidated Statements of Shareholders' Equity (Deficit) for the         F-5
    years ended December 31, 1995, 1996 and 1997 and for the six months ended June 30, 1998 (unaudited)
  Consolidated Statements of Cash Flow for the years ended December 31,     F-6
    1995, 1996 and 1997 and for the six months ended June 30, 1997 and
    1998 (unaudited)
  Notes to Consolidated Financial Statements                                F-7

                          REPORT OF INDEPENDENT ACCOUNTANTS

February 18, 1998 (except for Note 2, which is as of May 15, 1998)

To the Board of Directors of
The RiceX Company (formerly Food Extrusion, Inc.)

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of The RiceX Company (formerly Food Extrusion, Inc.) at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Price Waterhouse LLP

Sacramento, California

                                                              THE RICEX COMPANY

                                                                BALANCE SHEETS


                                                                                     DECEMBER 31,
                                                                                     ------------
                                                                              1996                  1997              JUNE 30, 1998
                                                                              ----                  ----              -------------
                                                                                                                       (unaudited)
                                              ASSETS
 Current assets:
   Cash and cash equivalents                                                 $1,988,300              $863,127              $113,848
   Trade accounts receivable                                                    204,527               578,613               336,576
   Inventories                                                                  149,468               526,977               610,802
   Deposits and other current assets                                             93,008                11,652               155,337
                                                                          -------------         -------------         -------------
      Total current assets                                                    2,435,303             1,980,369             1,216,563
Property and equipment, net                                                   1,841,529             4,449,813             4,145,809
Note receivable                                                                       -               245,908               191,204
Deferred debt issuance costs                                                    348,710               135,909                80,186
Patents and trademarks                                                                -                45,665                45,665
                                                                          -------------         -------------         -------------
                                                                             $4,625,542            $6,857,664            $5,679,427
                                                                          -------------         -------------         -------------

                           LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
 Current liabilities:
   Current portion of long-term debt                                           $154,571            $1,252,570            $1,268,879
   Accounts payable and accrued liabilities                                     475,508             1,206,165             1,713,581
                                                                          -------------         -------------         -------------
      Total current liabilities                                                 630,079             2,458,735             2,982,460
Long-term debt, net of current portion                                        3,943,051             6,552,818             6,599,088
                                                                          -------------         -------------         -------------
      Total liabilities                                                       4,573,130             9,011,553             9,581,548
                                                                          -------------         -------------         -------------
Redeemable common stock par value $.001 per share, 310,000                            -             1,550,000             1,550,000
   shares outstanding redeemable at $5.00 per share in
   November 1998
                                                                          -------------         -------------         -------------
 Shareholders' equity (deficit):
   Common stock, par value $.001 per share, 50,000,000                           18,001                20,215                20,215
      shares authorized, 18,000,750, 20,215,215 and
      20,215,500 shares issued and outstanding at
      December 31, 1996 and 1997 and June 30, 1998
   Additional paid-in capital                                                 7,738,236            17,713,049            17,713,049
   Accumulated deficit                                                       (7,700,775)          (15,469,373)          (17,771,247)
   Unearned stock option compensation                                                 -            (1,967,780)           (1,414,138)
   Notes receivable from shareholders                                            (3,050)           (4,000,000)           (4,000,000)
                                                                          -------------         -------------         -------------
      Total shareholders' equity (deficit)                                       52,412            (3,703,889)           (5,452,121)
 Commitments
                                                                          -------------         -------------         -------------
                                                                             $4,625,542            $6,857,664            $5,679,427
                                                                          -------------         -------------         -------------


          The accompanying notes are an integral part of these consolidated financial statements.

                                                           THE RICEX COMPANY

                                                       STATEMENTS OF OPERATIONS



                                                     YEARS ENDED DECEMBER 31,                      SIX MONTHS ENDED JUNE 30,
                                                     -----------------------                       ------------------------
                                            1995              1996               1997               1997                1998
                                            ----              ----               ----               ----                ----
                                                                                                          (unaudited)
 Revenue:
   Sales                                       $25,400           $784,306         $3,291,315         $1,705,245          $1,517,229
   Royalties                                    74,220            123,496             41,302             24,285              20,339
                                       ---------------    ---------------    ---------------    ---------------     ---------------
                                                99,620            907,802          3,332,617          1,729,530           1,537,568
Cost of sales                                   32,046            512,059          2,364,383          1,085,785           1,055,463
                                       ---------------    ---------------    ---------------    ---------------     ---------------
                                                67,574            395,743            968,234            643,745             482,105
Research and development expenses              425,207            632,975            790,095            285,515             565,434
Selling, general and administrative             81,100          1,033,009          2,423,103            845,785           1,419,666
   expenses.
Stock option compensation to                      -                  -             2,031,570            823,544             553,642
   employees (Note 9)
Professional fees                               38,518            919,784          1,907,399            541,525             195,096
                                       ---------------    ---------------    ---------------    ---------------     ---------------
   Loss from operations                       (477,251)        (2,190,025)        (6,183,933)        (1,852,624)         (2,251,733)
 Other income (expense):
   Interest and other income                      -                35,653            275,037             68,929             168,432
   Interest expense                            (72,813)          (182,151)          (533,902)          (315,609)           (218,173)
   Beneficial conversion feature and              -            (2,687,000)        (1,325,000)        (1,325,000)               -
      option issued in connection with
      debt
                                       ---------------    ---------------    ---------------    ---------------     ---------------
Loss before provision for income              (550,064)        (5,023,523)        (7,767,798)        (3,424,304)         (2,301,474)
   taxes and extraordinary item
Provision for income taxes                        (800)              (800)              (800)              (400)               (400)
Extraordinary gain on restructuring            110,371              -                  -                   -                   -
   and extinguishment of debt
                                       ---------------    ---------------    ---------------    ---------------     ---------------
   Net loss                                  $(440,493)       $(5,024,323)       $(7,768,598)       $(3,424,704)        $(2,301,874)
                                       ---------------    ---------------    ---------------    ---------------     ---------------
 Basic earnings per share:
   Net loss per share before                     $(.05)             $(.28)             $(.40)             $(.18)              $(.11)
      extraordinary item
                                       ---------------    ---------------    ---------------    ---------------     ---------------
                                                 $(.04)             $(.28)             $(.40)             $(.18)              $(.11)
   Net loss per share
                                       ---------------    ---------------    ---------------    ---------------     ---------------
   Weighted-average shares
      outstanding                           11,146,500         17,762,917         19,499,049         18,548,690          20,525,500
                                       ---------------    ---------------    ---------------    ---------------     ---------------


      The accompanying notes are an integral part of these consolidated financial statements.

                                                THE RICEX COMPANY

                                   STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                               SHARES      AMOUNT    ADDITIONAL    ACCUMULATED        UNEARNED          NOTES           TOTAL
                               ------      ------     PAID-IN        DEFICIT            STOCK        RECEIVABLE     SHAREHOLDERS'
                                                      CAPITAL        -------           OPTION           FROM            EQUITY
                                                      -------                       COMPENSATION    SHAREHOLDERS      (DEFICIT)
                                 COMMON STOCK                                       ------------    ------------      ---------
                                 ------------
Balance at December 31,       10,700,000    $10,700      $598,320     $(2,235,959)         -               -          $(1,626,939)
   1994, as restated
   (Note 3)
   Conversion of debt to       2,562,750      2,563     1,700,961           -              -               -            1,703,524
      common stock
   Net loss                        -          -             -            (440,493)         -               -             (440,493)
                             -----------   --------    ----------    ------------   ------------    ------------     ------------
Balance at December 31, 1995  13,262,750     13,263     2,299,281      (2,676,452)         -               -             (363,908)
   Issuance of common stock      135,000        135        77,365           -              -               -               77,500
      to employees
   Conversion of debt to         337,500        337       223,476           -              -               -              223,813
      common stock
   Issuance of common stock    2,287,500      2,288     1,042,712           -              -             $(3,050)       1,041,950
      for services, net of
      reorganization and
      stock offering costs
      of $480,000
   Issuance of common stock    1,400,000      1,400       998,600           -              -               -            1,000,000
      in private placement
   Issuance of common stock      578,000        578       409,802           -              -               -              410,380
      with debt financing
   Issuance of stock options       -          -         2,687,000           -              -               -            2,687,000
      for services
   Net loss                        -          -             -          (5,024,323)                         -           (5,024,323)
                             -----------   --------    ----------    ------------   ------------    ------------     ------------
Balance at December 31, 1996  18,000,750     18,001     7,738,236      (7,700,775)         -              (3,050)          52,412
   Issuance of common stock    2,126,000      2,126     4,048,874           -              -          (3,996,950)          54,050
      pursuant to exercise
      of stock options
   Issuance of common stock       88,465         88       389,639           -              -               -              389,727
      for services
   Issuance of stock               -          -           211,950           -              -               -              211,950
      warrants for services
   Issuance of stock options       -          -         3,999,350           -        $(3,999,350)          -                -
      to employees
   Vesting of stock options        -          -             -               -          2,031,570           -            2,031,570
      to employees
   Beneficial conversion                      -         1,325,000           -              -               -            1,325,000
      feature on long-term
      debt
   Net loss                        -          -             -          (7,768,598)         -               -           (7,768,598)
                             -----------   --------    ----------    ------------   ------------    ------------     ------------
Balance at December 31, 1997  20,215,215     20,215    17,713,049     (15,469,373)    (1,967,780)     (4,000,000)      (3,703,889)
   Issuance of common stock          285      -             -               -              -               -                -
      for services
   Vesting of stock options        -          -                             -            553,642           -              553,642
      to employees
   Net loss                        -          -             -          (2,301,874)         -               -           (2,301,874)
                             -----------   --------    ----------    ------------   ------------    ------------     ------------
Balance at June 30, 1998      20,215,500    $20,215   $17,713,049    $(17,771,247)   $(1,414,138)    $(4,000,000)     $(5,452,121)
   (unaudited)               -----------   --------    ----------    ------------   ------------    ------------     ------------






       The accompanying notes are an integral part of these consolidated financial statements.

                                                         THE RICEX COMPANY

                                                      STATEMENTS OF CASH FLOWS


                                                       YEAR ENDED DECEMBER 31,                       SIX MONTHS ENDED JUNE 30,
                                                       ----------------------                        ------------------------
                                                1995              1996              1997               1997              1998
                                                ----              ----              ----               ----              ----
Cash flows from operating activities:
  Net loss                                    $(440,493)       $(5,024,323)      $(7,768,598)       $(3,424,704)      $(2,301,874)
  Extraordinary gain on restructuring
     and extinguishment of debt                (110,371)                 -                 -                  -                 -
  Adjustments to reconcile net loss to
     net cash used in operating
     activities:
     Depreciation and amortization               21,785            216,457           735,216            260,250           357,433
     Shares, warrants and options issued              -          3,401,909         2,633,247            823,544           553,642
       for compensation and services
     Accretion of debt discounts                      -             96,149           241,526            107,870           118,182
  Debt issued for services                       34,354                  -                 -                  -                 -
  Beneficial conversion feature                       -                  -         1,325,000          1,325,000                 -
     Net change in operating assets and
       liabilities:
       Trade accounts receivable                   (317)          (199,216)         (374,086)          (252,265)          242,037
       Inventories                                    -           (149,468)         (377,509)          (224,017)          (83,825)
       Deposits and other current assets         18,907            (84,893)           81,356             57,659          (143,685)
       Deferred debt issuance costs                   -                  -           141,892            177,346            55,723
       Accounts payable and accrued
          liabilities                           367,868             52,225           730,657            155,873           507,416
                                             ----------        -----------       -----------        -----------      ------------
          Net cash used in operating
            activities                         (108,267)        (1,691,160)       (2,631,299)          (993,444)         (694,951)
                                             ----------        -----------       -----------        -----------      ------------
Cash flows from investing activities:
  Purchases of property and equipment, net     (200,174)        (1,278,687)         (611,432)          (395,007)          (53,429)
  Payments for trademarks and patents                 -                  -          (345,665)          (300,000)                -
  Collection on note receivable                       -                  -            54,092             26,000            54,704
                                             ----------        -----------       -----------        -----------      ------------
          Net cash used for investing
            activities                         (200,174)        (1,278,687)         (903,005)          (669,007)            1,275
                                             ----------        -----------       -----------        -----------      ------------
Cash flows from financing activities:
  Proceeds from issuance of common stock              -          1,190,380            54,050             50,000                 -
  Private placement proceeds received
     in advance of offering                     220,000                  -                 -                  -                 -
  Proceeds from issuance of long-term debt      198,227          2,500,000         2,500,000          2,000,000                 -
  Principal payments on long-term debt                -            (16,917)          (56,919)           (18,090)          (25,551)
  Proceeds from issuance of long-term
     debt to shareholders                             -          1,364,397                 -                  -                 -
  Payments of long-term debt to shareholders          -           (224,000)          (88,000)           (23,000)          (30,052)
                                             ----------        -----------       -----------        -----------      ------------
          Net cash (used in) provided by
            financing activities                418,227          4,813,860         2,409,131          2,008,910           (55,603)
                                             ----------        -----------       -----------        -----------      ------------
Net increase (decrease) in cash and cash
   equivalents                                  109,786          1,844,013        (1,125,173)           346,459          (749,279)
Cash and cash equivalents, beginning of
   period                                        34,501            144,287         1,988,300          1,988,300           863,127
                                             ----------        -----------       -----------        -----------      ------------
Cash and cash equivalents, end of period       $144,287         $1,988,300          $863,127         $2,334,759          $113,848
                                             ----------        -----------       -----------        -----------      ------------


          The accompanying notes are an integral part of these consolidated financial statements.

                                  THE RICEX COMPANY

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     The RiceX Company (the Company or RiceX) was incorporated in California as Food Extrusion, Inc. in 1989 and reorganized as a Nevada corporation in January 1996 (Note 3). On May 15, 1998, the Company changed its name to The RiceX Company (Note 2). The Company has a wholly-owned subsidiary, Food Extrusion Montana, Inc. (FoodEx Montana). The financial statements include the accounts of the Company and FoodEx Montana. All intercompany balances and transactions have been eliminated in the consolidated financial statements.

     The Company is an agribusiness food technology company, which has developed a proprietary process to stabilize rice bran. The Company is headquartered in El Dorado Hills, California and has stabilization equipment located at two rice mills in Northern California. The Company purchases raw rice bran from these mills and mill employees, under Company supervision, operate the Company's equipment to stabilize rice bran. The Company pays a processing fee to the mills for this service. Under an agreement with one of the mills, that mill may use the Company's equipment to stabilize rice bran for its customers and the mill pays a royalty fee to the Company.

     FoodEx Montana is engaged in the business of custom manufacturing grain based products for food ingredient companies at its production facility in Dillon, Montana. The facility has specialized processing equipment and techniques for the treatment of grain products to cook, enzyme treat, convert, isolate, dry and package finished food ingredients. The soluble form of the Company's rice bran products is produced at the Montana facility.

     A summary of the accounting principles and practices used in the preparation of the consolidated financial statements follows:

 FINANCIAL STATEMENT PRESENTATION

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 INTERIM FINANCIAL DATA (UNAUDITED)

     The unaudited financial information as of June 30, 1998 and for the six months ended June 30, 1998 and 1997 has been prepared on the same basis as the audited consolidated financial statements and, in the opinion of the Company's management, reflects all adjustments necessary for a fair presentation of the financial position and the results of operations for such interim periods in accordance with generally accepted accounting principles.

 CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of trade accounts receivable from sales to major customers. The Company performs credit evaluations on its customers' financial condition and generally does not require collateral on accounts receivable. The Company maintains an allowance for doubtful accounts on its receivables based upon expected collectibility of all accounts receivable. Uncollectible accounts have not been significant.

     Three customers accounted for 57% (30%, 17%, 10%) of sales for the year ended December 31, 1997, two customers accounted for 77% (51%, 26%) of sales for the year ended December 31, 1996 and three customers accounted for 84% (40%, 27%, 17%) of sales for the year ended December 31, 1995. No other customers accounted for more than 10% of sales.

 CASH AND CASH EQUIVALENTS

     Cash equivalents consist of highly liquid investments with an original or remaining maturity at the time of purchase of three months or less.

 INVENTORIES

     Inventories are stated at the lower of cost or market determined on a first-in, first-out (FIFO) basis. At June 30, 1998, inventories consisted of $458,007 in finished goods and $152,795 in packaging supplies. At December 31, 1997, inventories consist of $341,607 of finished goods and $185,370 of packaging supplies. At December 31, 1996, inventories consist primarily of packaging supplies.

 PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is computed on the straight-line basis over the shorter of the estimated life of the asset or the lease term, generally ranging from three to ten years. Upon sale or retirement, the related cost and accumulated depreciation are removed from the accounts and the resulting gain or loss is included in results of operations. The cost of additions, improvements, and interest on construction are capitalized, while maintenance and repairs are charged to expense when incurred.

 CAPITALIZED INTEREST

     Interest is capitalized on self-constructed assets beginning when payments are made for the construction and ending when the assets are completed and placed into service. Interest costs associated with the manufacture of its rice stabilization equipment of $63,694 and $27,125 were capitalized during the years ended December 31, 1996 and 1995. No interest costs were capitalized in 1997.

 DEBT ISSUANCE COSTS

     Costs incurred in connection with financing agreements are deferred and amortized over the terms of the related obligations using the straight-line method.

 REVENUE RECOGNITION

     Revenue from royalty contracts and product sales are recognized as products are shipped.

 RESEARCH AND DEVELOPMENT

     Research and development costs are expensed when incurred.

 STOCK OPTIONS

     The Company accounts for employee stock options in accordance with APB 25, under which compensation expense is recognized in the financial statements when option grants are issued at less than fair market value on the grant date. The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", which require the Company to disclose pro forma net income assuming compensation expense related to options granted was determined using the fair value method. As required by SFAS No. 123, the fair value method is used for valuing options and warrants granted to non-employee consultants for services rendered.

 NET LOSS PER SHARE

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards Number 128, Earnings per Share ("SFAS 128"), which changed the basis upon which earnings (or loss) per share is calculated. As required by this statement, the Company adopted the provisions of SFAS 128 for the year ended December 31, 1997, and retroactively for each of the preceding years presented in the financial statements. Adoption of SFAS 128 did not have a material impact on the Company's loss per share amounts for the three years ended December 31, 1997.

     Basic net loss per share is computed on the weighted average number of shares of common stock outstanding during each period. Dilutive net loss per share is not presented as the Company has reported a loss on operations for each of the three years ended December 31, 1997. The weighted average shares outstanding do not include potentially dilutive instruments including stock options, warrants and convertible long-term debt.

 INCOME TAXES

     Prior to 1996, the Company, was taxed as an S corporation for both federal and state purposes. As such, the Company was not subject to federal income tax and was subject to a state tax at a reduced rate of 1.5%. Effective January 1, 1996, the Company terminated its S corporation election.

     The Company accounts for income taxes under the liability method. Deferred income tax assets and liabilities result from the future tax consequences associated with temporary differences between the carrying amounts and the tax bases of other assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that all, or some portion, of such deferred tax assets will not be realized.

 ACCOUNTING FOR LONG-LIVED ASSETS

     Long-lived assets are recorded at the lower of amortized cost or fair value. As part of an ongoing review of the valuation of long-lived assets, management assesses the carrying value of such assets if facts and circumstances suggest they may be impaired. If this review indicates that the carrying value of these assets may not be recoverable, as determined by a nondiscounted cash flow analysis over the remaining useful life, the carrying value would be reduced to its estimated fair value. There have been no material impairments recognized in these consolidated financial statements.

2. BASIS OF PRESENTATION AND SUBSEQUENT EVENTS

     The financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred operating losses and negative cash flows from operations since inception and has a shareholders' deficit of $3,703,889 at December 31, 1997.

     The Company is taking steps to raise equity capital and has been advised by Monsanto that concurrent with any such financing, Monsanto will convert the Monsanto Note from debt to equity. The Company intends to utilize these funds to expand its manufacturing capacity and marketing efforts to increase sales to a level that will make the Company self-sustaining.

     On May 8, 1998, the Company's board of directors approved the reincorporation of the Company as a Delaware corporation. Subject to shareholder consent, the reincorporation should become effective approximately June 18, 1998. On May 15, 1998, the Company's name was changed to The RiceX Company.

3. REORGANIZATION

     In January 1996, the Company and Core Iris, Inc., a shell company, executed a plan of reorganization whereby Core Iris, Inc. acquired 100% of the issued and outstanding shares of the Company. The surviving company was renamed Food Extrusion, Inc.

     For accounting purposes, the transaction has been treated as a recapitalization of the Company. All share and per share information has been restated for all periods to include the equivalent number of shares received in the transaction.

4. BUSINESS COMBINATION

     Effective January 1997, FoodEx Montana entered into an asset purchase agreement, shareholders' agreement and security agreement (collectively, the "Asset Purchase Agreements") with an unrelated company (Seller) to acquire a manufacturing facility located in Montana in exchange for 310,000 shares of the Company's common stock, the assumption of certain obligations totaling approximately $1,320,000, and all obligations under the Seller's 401(k) plan. The Company has recorded the acquisition using the purchase method of accounting as follows:

        Redeemable common stock issued                               $1,550,000
        Liabilities assumed, net of $232,071 discount                 1,087,964
                                                                   ------------
                  Acquisition price of facility                      $2,637,964
                                                                   ------------


     The following unaudited pro forma data summarizes the results of operations of the Company for the year ended December 31, 1996 as if the acquisition had been completed on January 1, 1996. The pro forma data gives effect to the actual operating results prior to acquisition. The pro forma results do not purport to be indicative of the results that would have actually been achieved if the acquisition had occurred on January 1, 1996 or that may be achieved in the future.

       Sales                                                         $1,443,375
       Net loss                                                    $(5,255,765)
       Basic net loss per share                                          $(.30)

     The Asset Purchase Agreements also granted the Seller the option to sell the common shares back to the Company at a price of $5.00 per share for a 30 day period beginning November 1, 1998 (Put Option). The exercise period for the Put Option is accelerated upon the occurrence of a sale of assets, merger or reorganization of the Company. The Asset Purchase Agreements also granted the Company the right of first refusal on any transfer of the Company's common stock by the Seller during a one-year period ending November 1, 1998. The assets acquired under the Asset Purchase Agreements are pledged as collateral for the Put Option.

5. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:



                                                                 DECEMBER 31,                   JUNE 30,
                                                             -------------------                --------
                                                             1996            1997                 1998
                                                             ----            ----                 ----
                                                                                               (UNAUDITED)

    Land and building                                             $-          $367,961              $367,961
    Equipment                                              1,291,820         4,204,118             4,251,836
    Leasehold improvements                                   382,664           381,642               382,985
    Furniture and fixtures                                   189,341           221,145               225,508
                                                         -----------       -----------           -----------
                                                           1,863,825         5,174,866             5,228,290
    Less accumulated depreciation and amortization          (265,796)         (926,953)           (1,284,381)
                                                         -----------       -----------           -----------
                                                           1,598,029         4,247,913             3,943,909
    Equipment not placed in service                          201,900           201,900               201,900
    Construction in progress                                  41,600                 -                     -
                                                         -----------       -----------           -----------
                                                          $1,841,529        $4,449,813            $4,145,809
                                                         -----------       -----------           -----------


6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     Accounts payable and accrued liabilities consist of the following:

                                                                 DECEMBER 31,                   JUNE 30,
                                                             -------------------                --------
                                                             1996            1997                 1998
                                                             ----            ----                 ----
                                                                                               (UNAUDITED)
   Trade accounts payable and other accruals                $394,189          $668,610            $1,045,435
   Accrued interest                                           81,319           155,822               199,213
   Amounts due shareholders                                        -           381,733               468,933
                                                         -----------       -----------           -----------
                                                            $475,508        $1,206,165            $1,713,581
                                                         -----------       -----------           -----------

7. LONG-TERM DEBT

     Long-term debt consists of the following:



                                                                          DECEMBER 31,                   JUNE 30,
                                                                      -------------------                --------
                                                                      1996            1997                 1998
                                                                      ----            ----                 ----
                                                                                                       (UNAUDITED)
 Notes payable to related parties:
   Note payable to shareholder, face amount of $1,750,000             $1,421,591       $1,534,187       $1,590,485
      secured by certain equipment, stated interest rate of 5%,
      imputed interest rate of 13%, due November 1999
   Notes payable to shareholders, unsecured, non-interest                118,086           30,086               --
      bearing, to be repaid at discretion of the Company
   Notes payable_other:
      Note payable secured by six rice extruders, non-interest         2,500,000        5,000,000        5,000,000
        bearing, due October 1999
      Notes payable, secured by equipment at FoodEx, Montana,                  -        1,186,008        1,247,892
        non-interest bearing, imputed interest rate of 13%,
        due November 1998
      Other notes payable                                                 57,945           55,107           29,590
                                                                     -----------      -----------      -----------
                                                                       4,097,622        7,805,388        7,867,967
Less current portion                                                     154,571        1,252,570        1,268,879
                                                                     -----------      -----------      -----------
                                                                      $3,943,051       $6,552,818       $6,599,088
                                                                     -----------      -----------      -----------


     The total value of assets pledged as collateral on notes payable at December 31, 1997 is $2,906,440.

     The scheduled maturities of long-term debt at their discounted values at December 31, 1997, are as follows:


       YEAR ENDING DECEMBER 31,
       -----------------------
                1998                                             $1,252,570
                1999                                              6,552,818
                                                                -----------
                                                                 $7,805,388
                                                                -----------

     In March 1996, the Company borrowed $1,750,000 from a financing company (the Lender) and issued 578,000 shares of the Company's common stock to the Lender. Of the total proceeds, $1,339,620 was allocated to debt and $410,380 was allocated to the common stock. The stated interest rate on the note is 5%. The effective annualized interest rate on the note after taking into account the issuance of common stock is 13%. As of December 31, 1997 and 1996, $194,567 and $81,971, respectively of imputed interest has been accreted and added to principal.

     In October 1996, the Company entered into a loan agreement (Loan Agreement) with an investor (Investor). The Loan Agreement provided for the Investor to loan up to $5,000,000 with interest accruing at the prime rate less .25% on the outstanding principal balance. At December 31, 1996, the outstanding principal balance under the Loan Agreement was $2,500,000.

     In February 1997, the Loan Agreement was substantially renegotiated to make the loan non-interest bearing retroactive to its inception and to set the conversion rate at the lesser of $5.00 per share or the price per share the Company receives in the most recent offering of at least $1,000,000 prior to a notice of intent to convert. Additionally, at any time during the three year term of the loan, the outstanding principal is convertible at the Investor's election, into the Company's common stock. The Company recorded a charge of $1,325,000 for the beneficial conversion feature. This beneficial conversion feature is a result of the fair market value of the stock, based on the trading value of the stock, being greater than the conversion rate on the scheduled dates the Company received proceeds pursuant to the Loan Agreement. As a result of the charge to income for the conversion feature, the effective interest rate of the loan is greater than the interest rate currently available to the Company for similar debt; therefore no imputed interest has been calculated on this loan. The Company is subject to various terms and covenants stipulated in the Loan Agreement including certain limitations on additional indebtedness, liens, pledges and encumbrances on the Company's assets, and investments in and advances to other companies. The outstanding principal at December 31, 1997 was $5,000,000.

     In connection with the acquisition of certain assets of the Montana manufacturing facility (Note 4), FoodEx Montana assumed certain existing non-interest bearing obligations with a face value of $1,320,035. The obligations are all due November 1, 1998. For the year ending December 31, 1997, $128,930 of imputed interest was accreted and added to principal and $30,886 of principal payments were made.

8. COMMITMENTS



 OPERATING LEASES

     The Company leases office and laboratory/warehouse space under operating leases which expire through 2006. Beginning in October 2001, the Company has the unilateral right to terminate the operating leases with six months written notice. Future minimum rental payments required under these noncancelable operating lease agreements are as follows:

       YEAR ENDING DECEMBER 31,
       -----------------------
                1998                                             $124,825
                1999                                              127,684
                2000                                              128,482
                2001                                              98,158
                                                                 --------
                                                                 $479,149
                                                                 --------


     Rent expense under operating leases was $136,915, $79,899 and $55,751 for the years ended December 31, 1997, 1996 and 1995.

 MANAGEMENT COMPENSATION

     The Company has entered into various employment agreements with certain key employees for periods of up to five years which require payments totaling approximately $1,500,000 annually.

9. SHAREHOLDERS' EQUITY



 CONVERSION OF DEBT FOR STOCK

     During November 1995, the Company issued 2,562,750 shares of common stock valued at $0.71 per share in exchange for cancellation of certain liabilities to related and non-related parties resulting in an extraordinary gain. On
January 1, 1996, the Company also issued 337,500 shares of common stock at $0.71 for cancellation of certain liabilities resulting in no gain or loss.

 STOCK ISSUED FOR SERVICES

     In 1997, the Company issued 88,465 shares of common stock to non-employee consultants for consulting services rendered. The value of the common stock, based on the trading value of the stock, at issuance was $389,727, which has been included in professional fees. Also in 1997, 50,000 warrants with an exercise price of $2.00 per share were issued to consultants for services rendered. The warrants were immediately exercisable and expire in October 2002. The fair value of the warrants at date of grant, based on the trading value of the stock, was calculated at $211,950, which is included in professional fees in the accompanying statement of operations.

     In January 1996, the Company issued warrants to purchase 2,287,500 shares of common stock to three capital consulting firms (the Consultants), one of which was controlled by a then-employee of the Company, at an exercise price of $.01 per share, as consideration for underwriting services provided in connection with various debt and equity financing transactions, the Reorganization, and other ongoing capital consulting services. The warrants were immediately exercised by the Consultants. The costs of these financing and consulting services were allocated as follows:

       Equity financing costs recorded as an offset to additional
         paid-in capital                                               $480,000
       Debt financing costs recorded as deferred issuance costs         410,000
       Professional expenses                                            631,950
                                                                    -----------
                                                                     $1,521,950
                                                                    -----------

     In 1996, the Company granted an option to a non-employee to purchase up to 1,000,000 shares of the Company's common stock at $1.75 per share as a finder's fee in connection with locating financing. The option expires November 1, 1999. The Company valued the option in accordance with SFAS No. 123 using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6.77%, expected option life of 1.5 years, expected volatility of 88%, and no expected dividends. The value of the option using this method was $2,687,000, which the Company recorded as other expense.

 PRIVATE PLACEMENT AND WARRANTS OUTSTANDING

     In December 1995, the Company initiated a private offering in anticipation of the Reorganization (Note 3) for $1,000,000 of common stock and warrants to accredited investors (Offering). Proceeds of $220,000 from the Offering received prior to the Reorganization were advanced to the Company to fund operations. The Offering consisted of 40 units at $25,000 per unit, each unit consisting of 35,000 shares of common stock of the surviving corporation and a warrant to purchase 15,000 shares of common stock of the surviving corporation. The warrants are exercisable for a two year period commencing on February 9, 1997, at a price of $4.00 per share. At December 31, 1997 and 1996, warrants to purchase 600,000 common shares were outstanding.

 EMPLOYEE STOCK OPTIONS

     In 1996, the Board of Directors of the Company granted nonstatutory stock options to certain key employees and directors. In 1997, additional nonstatutory stock options were granted to directors for services rendered and to attract new executive management and outside directors. Stock option information is as follows:



                                                                    WEIGHTED-       WEIGHTED-
                                                                     AVERAGE         AVERAGE
                                                    NUMBER OF        EXERCISE       GRANT-DATE
                                                     SHARES           PRICE         FAIR VALUE
                                                     ------           -----         ----------
   Shares under option at December 31, 1995             -               $-              $-
      Granted ($1.00)                                   505,000           1.00             .71
                                                    -----------    -----------     -----------
   Shares under option at December 31, 1996             505,000           1.00             .71
      Granted ($2.75 - $6.56)                         3,110,000           2.48            3.77

      Exercised                                      (2,151,000)          1.93            2.77
                                                    -----------    -----------     -----------
   Shares under option at December 31, 1997           1,464,000           2.78            4.27
      Granted ($3.75)                                   100,000           3.75            3.75
                                                    -----------    -----------     -----------
   Shares under option at June 30, 1998 (unaudited)   1,564,000          $2.84           $4.33
                                                    -----------    -----------     -----------
                                                        480,667          $1.81           $2.80
   Options exercisable at December 31, 1997
                                                    -----------    -----------     -----------
                                                        570,667          $1.68           $2.80
   Options exercisable at June 30, 1998 (unaudited)
                                                    -----------    -----------     -----------


     Compensation expense, equal to the excess of the fair market value on the date of grant and over the exercise price, is recognized over the vesting period of each option. Compensation expense related to employee stock options was $2,031,570 in 1997 and $0 in 1996.

     As required by SFAS No. 123, the Company has determined the pro-forma information as if the Company had accounted for stock options granted under the fair value method. The Black-Scholes option pricing model was used with the following weighted-average assumptions for 1997 and 1996: risk-free interest rate of return of 6.77% for both years; expected option lives of one to five years; expected market price volatility of 72% and 88%; and no expected dividends. For purposes of pro forma disclosures, the estimated fair value of the options is recognized as an expense over the options' vesting period. The Company's pro forma net loss and net loss per share would be as follows:

                                                         1996          1997
                                                         ----          ----
      Net loss-as reported                           $(5,024,323)  $(7,768,598)
      Net loss-pro forma                              (5,095,818)   (8,144,849)
      Basic net loss per share-as reported                  (.28)         (.40)
      Basic net loss per share-pro forma                    (.29)         (.42)
      Weighted average fair value of options granted
           during the year                                  $.24         $1.72

     In May 1997, options for 2,000,000 shares of the Company's common stock were exercised by an executive officer with a note receivable due to the Company that bears interest at 8% per year. The note is secured by the officer's shares of stock and has been classified as a reduction of shareholders' equity (deficit). The Company has agreed to reimburse the executive officer for the interest on the note plus the income tax effect on the interest.

     In November 1997, the Board of Directors approved the Food Extrusion, Inc. 1997 Stock Option Plan (the Plan) which provides for the granting of either incentive stock options or nonqualified stock options to purchase shares of the Company's common stock to officers, directors and key employees responsible for the direction and management of the Company and to non-employee consultants and independent contractors. At December 31, 1997 there were no grants under the Plan and 5,000,000 shares of the Company's common stock was reserved for future grants. The Plan is subject to shareholder approval.

10. INCOME TAXES

     The provision for income taxes consists of $800 for the years ended December 31, 1995, 1996 and 1997 which represents the state minimum tax.

     The difference between the U.S. federal statutory tax rate and the Company's effective tax rate are as follows:

                                                         TAX BENEFIT (EXPENSE)
                                                         ----------------------
                                                         1995    1996      1997
                                                         -----  ------    -----
     Federal statutory tax rate                           34.0%  34.0%   34.0%
     State and local income tax, net of federal benefit     1.0    6.1     3.6
     S corporation status                                (34.0)      -       -
     Valuation allowance                                  (1.0) (40.1)  (37.6)
                                                          -----  -----   -----
               Effective tax rate                            0%     0%      0%
                                                          -----  -----   -----


     Deferred tax assets (liabilities) are comprised of the following:

                                                              DECEMBER 31,
                                                        -----------------------
                                                           1996          1997
                                                        ---------     ---------
     Stock options and warrants                        $1,163,471    $2,508,391
     Net operating loss carryforwards                     666,541     2,590,462
     Professional fees                                    273,634             -
     Deferred compensation to stockholder                       -        69,789
     Research costs                                        50,396        44,711
     Property and equipment                                 8,507         7,984
     State taxes                                        (157,861)     (301,833)
                                                     ------------  ------------
                                                        2,004,688     4,919,504
     Less valuation allowance                         (2,004,688)   (4,919,504)
                                                     ------------  ------------
                                                               $-            $-
                                                     ------------  ------------

     Deferred taxes arise from temporary differences in the recognition of certain expenses for tax and financial statement purposes. At December 31, 1997 and 1996, management determined that realization of these benefits is not assured and has provided a valuation allowance for the entire amount of such benefits. At December 31, 1997, net operating loss (NOL) carryforwards were approximately $6,274,289 for federal tax purposes which expire through 2012 and $4,916,171 for state tax purposes which expire through 2002.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of the Company's financial instruments approximated carrying value at December 31, 1997 and 1996. The Company's financial instruments include cash and short-term financial instruments for which the carrying amount approximates fair value due to the short maturity of the instruments. The carrying amount of long-term debt approximate fair value as the majority of the debt was recently borrowed at rates, or imputed at rates, currently available to the Company for similar debt.

12. RELATED-PARTY TRANSACTIONS

     Related party transactions, other than those disclosed elsewhere in the consolidated financial statements, are as follows:


                                                                                                              SIX MONTHS ENDED
                                                                          YEAR ENDED DECEMBER 31,                 JUNE 30,
                                                                          -----------------------                 --------
                                                                       1995          1996          1997       1997           1998
                                                                       ----          ----          ----       ----           ----
                                                                                                                 (UNAUDITED)
Equipment purchased from a company controlled by a shareholder        $16,416      $205,542       $83,990    $35,846       $-

Accrued compensation and taxes payable to a shareholder, net of         -           -             171,733     -             318,933
  interest income due
Accrued consulting fee to shareholder                                   -           -             210,000     -             150,000
Professional consulting services provided by a shareholder              -            35,444       -           -             -
Accrued interest payable to a shareholder                              16,844       -             -           -             -



     In the opinion of management, all transactions with related parties have been conducted on terms which are fair and equitable; however the transactions are not necessarily on the same terms as those which would have been made between wholly unrelated parties.

13. SUPPLEMENTAL CASH FLOW INFORMATION AND NONCASH INVESTING AND FINANCING ACTIVITIES



                                                                                                               SIX MONTHS ENDED
                                                                     YEAR ENDED DECEMBER 31,                       JUNE 30,
                                                                 ------------------------------              --------------------
                                                            1995              1996             1997          1997            1998
                                                            ----              ----             ----          ----            ----
                                                                                                              (UNAUDITED)
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for income taxes                               -                    $800            $800        -               $2,500
  Cash paid for interest expense                           -                  80,650        -                   $641           877
NONCASH INVESTING AND FINANCING ACTIVITIES:
  Issuance of common stock for note receivable             -                 -             4,000,000       4,000,000        -
  Issuance of common stock for asset and                   -                 -             2,637,964       2,637,964        -
     assumptions of certain liabilities, net
  Sale of trademark for note receivable                    -                 -               300,000         300,000        -
  Assets acquired under capital leases and notes             50,000           41,203          23,195          23,195        -
     payable
  Conversion of notes and compensation payable to         1,773,809          223,813        -               -               -
     common stock and cancellation of notes
     receivable from shareholders, net
  Issuance of debt to repay shareholder and related         100,000          -              -               -               -
     party notes in conjunction with debt
     restructuring
  Issuance of common stock for financing cost in           -                 480,000        -               -               -
     connection with private placement of stock and
     reverse acquisition
  Conversion of advances payable to Core                   -                 220,000        -               -               -
     Iris., Inc. common stock
  Issuance of common stock to shareholder employees        -                  77,500        -               -               -
     for compensation
  Issuance of common stock to shareholders for             -               1,041,950        -               -               -
     services rendered, net of reorganization and
     stock offering costs of $480,000


                                      PART III.

ITEM 1. INDEX TO EXHIBITS


 EXHIBIT   DESCRIPTION OF EXHIBIT
   NO      ----------------------
   --
   2.1     Certificate of Incorporation of the Registrant.(1)
   2.2     Form of Bylaws of the Registrant.
   3.1     Form of Common Stock Certificate.
   3.2     Option Agreement between the Registrant and David B. Lockton dated
           August 1, 1996.(1)
   3.3     Restricted Stock Purchase Agreement between the Registrant and
           Allen J. Simon dated April 18, 1997 and amended on May 29, 1997.(1)
   3.4     Amendment No. 1 to Restricted Stock Purchase Agreement between the
           Registrant and Allen J. Simon dated May 29, 1997.(1)
   3.5     Security Agreement between Allen J. Simon and the Registrant dated
           May 29, 1997.(1)
   3.6     Promissory Note Secured by Pledge of Stock for Allen J. Simon in
           favor of the Registrant in the amount of $1,333,333.34 dated May 29,
           1997.(1)
   3.7     Security Agreement between Allen J. Simon and the Registrant dated
           May 29, 1997.(1)
   3.8     Promissory Note Secured by Pledge of Stock for Allen J. Simon in
           favor of the Registrant in the amount of $1,333,333.33 dated May 29,
           1997.(1)
   3.9     Security Agreement between Allen J. Simon and the Registrant dated
           May 29, 1997.(1)
   3.10    Promissory Note Secured by Pledge of Stock for Allen J. Simon in
           favor of the Registrant in the amount of $1,333,333.33 dated May 29,
           1997.(1)
   3.11    Form of Rescission of Loan Agreement between the Registrant and
           Allen J. Simon dated _________, 1998.
   3.12    Security Agreement between Food Extrusion, Inc. and Monsanto Company dated November 1, 1996.(1)
   3.13    Promissory Note of the Registrant in favor of Monsanto Company in the amount of $5,000,000 dated November 1, 1996.(1)
   3.14    Subscription Agreement between the Registrant and the Dorchester
           Group dated January 1, 1996.(1)
   3.15    Subscription Agreement between the Registrant and Matison EuroInvest dated January 1, 1996.(1)
   3.16    Subscription Agreement between the Registrant and Cambro Investment
           Group dated January 1, 1996.(1)
   3.17    Stock Option Agreement between the Registrant and Allen J. Simon dated April 18, 1997.(1)
   3.18    Amendment No. 1 to Stock Option Agreement by and among the
           Registrant and Allen J. Simon dated May 29, 1997.(1)
   3.19    Registration Rights Agreement by and between the Registrant and
           Allen J. Simon dated April 18, 1997.(1)
   3.20    Registration Rights Agreement by and among the Registrant and
           Monsanto Company dated February 5, 1997.(1)
   3.21    Form of Registration Rights Agreement between the Registrant and certain officers and directors.(1)
   3.22    Form of Warrant Agreement between the Registrant and certain investors dated February 9, 1996.(1)
   3.23    Stock Purchase Agreement between the Registrant and Marilyn
           Roosevelt dated July 16, 1997.(1)
   3.24    Shareholders Agreement between CF Corporation (formerly Centennial
           Foods, Inc.) and the Registrant dated March 19, 1997.(1)
   3.25    1997 Stock Option Plan with (i) Form of Incentive Stock Option
           Agreement and (ii) Form of Nonstatutory Stock Option Agreement.(1)
   3.26    Form of Directors Stock Option Agreement.(1)
   3.27    Directors Stock Option Agreement between the Registrant and Allen J.
           Simon dated July 9, 1997.(1)
   3.28    Form of Nonstatutory Stock Option Agreement not issued under the
           1997 Stock Option Plan, governing options granted to employees by the Registrant.(1)
   3.29    Note Agreement between Monsanto Company and the Registrant dated
           October 31, 1996.(1)
   3.30    Addendum No. 1 to Note Agreement dated October 31, 1996 between
           Monsanto Company and the Registrant dated February 6 ,1997.(1)
   3.31    Creditor Agreement between Centennial Foods, Inc., the Registrant and Ike Lynch dated October 14, 1996.(1)
   3.32    Creditor Agreement between Centennial Foods, Inc., the Registrant and Montana Department of Environmental Quality dated October 18,
           1996.(1)
   3.33    Agreement between Harrington Company, Centennial Foods, Inc. and
           Montana Department of Natural Resources and Conservation dated
           1990.(1)
   3.34    Amendment to Agreement between Harrington Company, Centennial Foods,
           Inc. and Montana Department of Natural Resources and Conservation
           dated 1990.(1)
   3.35    Promissory Note in favor of Seafirst Bank in the amount of
           $1,184,000 dated November 9, 1990.(1)


                                          (i)

   3.36 Letter Agreement between Centennial Foods, Inc. and Seafirst Bank dated March 22, 1993.(1)
   3.37    Business Loan and Credit Agreement between Centennial Foods, Inc.
           and Seattle-First National Bank dated November 7, 1990.(1)
   3.38    Commercial Security Agreement between Centennial Foods, Inc. and
           Seattle-First National Bank dated November 11, 1990.(1)
   3.39    Loan Modification Agreement between Centennial Foods, Inc. and
           Seattle-First national Bank dated June 8, 1995.(1)
   3.40    Assignment of Commercial Security Agreement and Business Loan and
           Credit Agreement dated March 4, 1996 between Seattle-First National
           Bank and Company 19 General Partnership.(1)
   3.41 Assignment of Subordination Agreements and Negotiable Collateral between Seattle-First National Bank and Company 19 General
           Partnership dated March 4, 1996.(1)
   3.42    Creditor Agreement between Centennial Foods, Inc. and Company 19
           General partnership dated October 14, 1996.(1)
   3.43 Form of Subordination Agreement between certain creditors of Centennial Foods, Inc. in favor of Seafirst.(1)
   3.44 Creditor's Agreement between Centennial Foods and Montana Department of Commerce dated October 11, 1996.(1)
   3.45    Security Agreement between the Centennial Foods, Inc. and State of
           Montana Department of Commerce dated December 20, 1990.(1)
   3.46    Loan Agreement dated October 9, 1990 between Centennial Foods, Inc.
           and Beaverhead County.(1)
   3.47    Amendment to Loan Agreement dated November 15, 1990 between
           Centennial Foods, Inc. and Beaverhead County.(1)
   3.48    Second Amendment to Loan Agreement dated December 20, 1990 between
           Centennial Foods, Inc. and Beaverhead County.(1)
   3.49 Promissory Note in favor of Beaverhead County in the amount of $780,000 dated December 20, 1990.(1)
   3.50    Indenture between Centennial Foods, Inc. and Beaverhead County dated
           February 1992.(1)
   3.51    Form of Non-interest Bearing Convertible Promissory Note dated
           December 31, 1994 in favor of certain noteholders.(1)
   3.52 Form of Creditor's Agreement between Centennial Foods, Inc. and certain convertible noteholders.(1)
   6.1     Employment Agreement between Allen J. Simon and the Registrant dated
           April 18, 1997.(1)
   6.2     Amendment to Employment Agreement between Allen J. Simon and the
           Registrant dated May 29, 1997.(1)
   6.3 Employment Agreement between the Registrant and Karen D. Berriman dated September 15, 1997.(1)
   6.4     Employment Agreement between the Registrant and Gary A. Miller dated
           October 6, 1997.(1)
   6.5     Employment Agreement between the Registrant and Cherukuri Venkata
           Reddy Sastry dated April 14, 1996.(1)
   6.6 Employment Agreement between the Registrant and Rukmini Cheruvanky dated April 14, 1996.(1)
   6.7     Employment Agreement between the Registrant and Dennis Riddle dated
           September 19, 1997.(1)
   6.8     Employment Agreement between the Registrant and Daniel McPeak dated
           April 1, 1997.(1)
   6.9 Employment Agreement between the Registrant and Patricia Mayhew dated April 1, 1997.(1)
   6.10    Employment Agreement between the Food Extrusion Montana, Inc. and
           Ike E. Lynch dated March 19, 1997.(1)
   6.11 Employment Agreement between Centennial Foods, Inc. and Ike Lynch dated January 1, 1994.(1)
   6.12 Consulting Agreement between the Registrant and Robert H. Hesse dated September 30, 1997.(1)
   6.13 Form of Indemnification Agreement by and among the Registrant and certain officers and directors.(1)
   6.14    Agreement between the Registrant and Wolcott Farms, Inc. dated
           March 1, 1997.(1)*
   6.15 Stabilized Rice Bran Processing, Sales and Marketing Agreement between Farmer's Rice and the Registrant dated June 28, 1994.(1)*
   6.16    Amendment dated April 16, 1996 to Stabilized Rice Bran Processing,
           Sales and Marketing Agreement between Farmers' Rice Cooperative and the Registrant dated June 28, 1994.(1)
   6.17 Stabilized Rice Bran Processing, Sales and Marketing Agreement between California Pacific Rice Milling, Ltd. and the Registrant dated August, 1995.(1)*
   6.18    Agreement between the Registrant and Dry Creek Trading, Inc. dated
           February 1, 1997.(1)
   6.19    International Distribution Agreement between the Registrant and
           SunJoy Cereal-Tech Development Ltd. dated June 16, 1997.(1)*
   6.20 Agreement between the Registrant and SunJoy Enterprises Corporation dated June 16, 1997.(1)
   6.21    Non-binding Letter of Intent between Nutrilite Division of Amway
           Corporation and the Registrant dated April 8, 1998.(1)
   6.22    Letter Agreement between DuCoa, L.P. and the Registrant dated
           February 25, 1998.(1)*

                                      (ii)


   6.23    Letter of Intent between Monsanto Company and Registrant dated
           March 16, 1998.(1)*
   6.24    First Amendment to Letter Agreement between Monsanto Company and
           Registrant dated July 27, 1998.
   6.25    Security Agreement between CF Corporation, Food Extrusion Montana,
           Inc. and the Registrant dated March 19, 1997.(1)
   6.26    Joint Development Agreement between Kellogg Company and the
           Registrant dated May 15, 1998.(1)*
   6.27    Promissory Note in favor of Dominion Resources, Inc. in the amount of $1,750,000 dated July 30, 1996.(1)
   6.28    Commercial Lease and Deposit Receipt between Roebbelen Land Company and the Registrant dated December 23, 1991.(1)
   6.29    First Amendment of Lease between Roebbelen Land Company and the
           Registrant dated January 19, 1994.(1)
   6.30    Second Amendment of Lease between Roebbelen Land Company and the
           Registrant dated July 11, 1996.(1)
   6.31    Third Amendment of Lease Agreement between Roebbelen Land Company and the Registrant dated February 1, 1998.(1)
   6.32    Lease Agreement between Roebbelen Land Company and the Registrant dated July 11, 1996.(1)
   6.33    First Amendment of Lease between Roebbelen Land Company and the
           Registrant dated September 1996.(1)
   6.34    Second Amendment of Lease Agreement between Roebbelen Land company and the Registrant dated February 1, 1998.(1)
   6.35    Rental Agreement, Month to Month, between James W. Cameron, Jr. and the Registrant dated December 22, 1997.(1)
   6.36    Plan and Agreement of Reorganization between Core Iris, Inc. and the
           Registrant dated December 5, 1996.(1)
   6.37    Asset Purchase Agreement between Centennial Foods, Inc., Food
           Extrusion Montana, Inc. and the Registrant dated January 2, 1997.(1)
    16     Letter from PriceWaterhouse Coopers, LLP (formerly Coopers & Lybrand
           LLP) dated July 28, 1998
    27     Financial Data Schedule

-----------
(1) Previously filed as an exhibit to the Company's Registration Statement filed with the Commission on May 18, 1998.
*    Confidential treatment granted as to certain portions.

                                     (iii)

                                  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                            THE RICEX COMPANY

Date: August 26, 1998

                            By:
                                  /s/ Allen J. Simon
                                                 Allen J. Simon
                                            CHIEF EXECUTIVE OFFICER

                            BY:
                                  /s/ Karen D. Berriman
                                                 Karen D. Berriman
                                     VICE PRESIDENT AND CHIEF FINANCIAL OFFICER


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